Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 99.1 is the form of a credit facility agreement entered into by Bikini Shipping Company Inc. and Eniwetok Shipping Company, two wholly-owned subsidiaries of Diana Shipping Inc., as joint and several borrowers and Fortis Bank as bank on November 6, 2006.

     This Report on Form 6-K is hereby incorporated by reference into the registration statement of Form F-3 filed on December 13, 2006.

                                                                    Exhibit 99.1
                                                                    ------------


Private & Confidential

                               FACILITY AGREEMENT
                                       for
                     a Loan Facility of up to US$60,200,000
                                       and
                    a Guarantee Facility of up to $36,451,100
                                       to
                          BIKINI SHIPPING COMPANY INC.
                                       and
                         ENIWETOK SHIPPING COMPANY INC.

                                   provided by
                                   FORTIS BANK

                                                                     ^
                                                                     NORTON ROSE

                                    Contents

Clause                                                                      Page

1     Purpose and definitions ...............................................1

2     The Commitment, the Loan and the Bank Guarantees .....................11

3     Interest and Interest Periods ........................................14

4     Repayment and prepayment .............................................16

5     Fees and expenses ....................................................18

6     Payments and taxes; accounts and calculations ........................19

7     Representations and warranties .......................................20

8     Undertakings .........................................................24

9     Conditions ...........................................................28

10    Events of Default ....................................................30

11    Indemnities ..........................................................33

12    Unlawfulness and increased costs .....................................35

13    Security and set-off .................................................36

14    Cash Collateral Account ..............................................37

15    Assignment, transfer and lending office ..............................38

16    Notices and other matters ............................................39

17    Governing law and jurisdiction .......................................42


Schedule 1 Form of Drawdown Notice and Bank Guarantee Issue Request ........43

Schedule 2 Documents and evidence required as conditions precedent .........46

Schedule 3 Form of Bank Guarantee ..........................................52

Schedule 4 Form of Corporate Guarantee .....................................53

Schedule 5 Form of Pre-delivery Security Assignment ........................54

THIS AGREEMENT is dated 6 November 2006 and made BETWEEN:

(1) BIKINI SHIPPING COMPANY INC. and ENIWETOK SHIPPING COMPANY INC. as joint and several Borrowers; and

(2)     FORTIS BANK as Bank. IT IS AGREED as follows:

1       Purpose and definitions

1.1     Purpose

        This Agreement sets out the terms and conditions upon and subject to which the Bank agrees to make available to the Borrowers, jointly and severally, a loan facility of up to $60,200,000 and a guarantee facility of up to $36,451,100, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of the Ships by the Borrowers pursuant to the Contracts.

1.2     Definitions

        In this Agreement, unless the context otherwise requires:

        "Account Pledge" means the first priority account pledge over the Cash Collateral Account executed or (as the context may require) to be executed by the Borrowers in favour of the Bank in such form as the Bank may reasonably require;

        "Advance" means each borrowing of a proportion of the Commitment by the Borrowers or (as the context may require) the principal amount of such borrowing and includes the Bikini Advances and Eniwetok Advances;

        (a)     in relation to the Bikini Ship, means each Bikini Advance; or

        (b)     in relation to the Eniwetok Ship, means each Eniwetok Advance.

        and "Advances" means any or all of them;

        "Applicable Accounting Principles" means US GAAP (being accounting principles and practices accepted from time to time in the United States of America);

        "Assignee" has the meaning ascribed thereto in clause 15.3;

        "Availability Period" means the period from the date of this Agreement and ending on the Termination Date for the Facility Commitment or on such earlier date (if any) on which (a) both Bank Guarantees have been issued or (b) the Facility Commitment is reduced to zero pursuant to clauses 4.3, 10.2 or 12 or any other provision of this Agreement;

        "Bank" means Fortis Bank a banking company incorporated and established under the laws of Belgium, acting through its branch established in Greece at 166 Syngrou Avenue, 176 71 Athens, Greece.(or of such other address as may last have been notified to the Borrowers pursuant to clause 15.6) and includes its successors in title, Assignees and/or Transferees;

        "Bank Guarantee":

        (a) in relation to the Bikini Ship, the Bikini Contract and the Bikini Borrower, means the Bikini Bank Guarantee; or

        (b) in relation to the Eniwetok Ship, the Eniwetok Contract and the Eniwetok Borrower, means the Eniwetok Bank Guarantee,

        and "Bank Guarantees" means either or both of them;

        "Bank Guarantee Expiry Date" means, in respect of a Bank Guarantee, the date on which the relevant Bank Guarantee is expressed to expire or, if earlier, the date on which the Outstanding Amount in relation to such Bank Guarantee has been reduced to zero (0) pursuant to any of the provisions of that Bank Guarantee or this Agreement;

        "Bank Guarantee Issue Date" means, in respect of a Bank Guarantee, the date, being a Banking Day falling within the Availability Period, on which the Borrowers request that such Bank Guarantee be issued, as specified in the Bank Guarantee Issue Request relating to such Bank Guarantee, or (as the context may require) the date on which such Bank Guarantee is actually issued;

        "Bank Guarantee Issue Request" means, in respect of each Bank Guarantee, a request in the form set out in Part B of schedule 1;

        "Banking Day" means a day on which dealings in deposits in Dollars are carried on in the London Interbank Eurocurrency Market and (other than Saturday or Sunday) on which banks are open for business in London, Athens and New York City (or any other relevant place of payment under clause 6),

        "Bikini Advances" means, together, the First Bikini Advance, the Second Bikini Advance, the Third Bikini Advance and the Fourth Bikini Advance and "Bikini Advance" means any of them;

        "Bikini Bank Guarantee" means the guarantee in respect of the Bikini Ship issued or (as the context may require) to be issued by the Bank in favour of the Builders at the instructions of the Borrowers in the maximum amount of $18,225,550 (comprising a principal amount of $18,060,000 and a maximum amount of interest of up to $165,550), in the form set out in schedule 3;

        "Bikini Borrower" means Bikini Shipping Company Inc. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall islands MH96960 and includes its successors in title;

        "Bikini Contract" means the shipbuilding contract and an addendum no. 1 thereto, each dated 30 March 2006 made between Equity Enterprises Corp. and the Builders, as novated in favour of the Bikini Borrower and the Builders by a novation agreement dated 13 September 2006 and as may be amended from time to time, relating to the construction and sale by the Builders, and the purchase by the Bikini Borrower, of the Bikini Ship;

        "Bikini Contract Assignment Consent and Acknowledgement" means the acknowledgement of notice of, and consent to, the assignment in respect of the Bikini Contract to be given by the Builders, in the form scheduled to the Bikini Pre-delivery Security Assignment;

        "Bikini Contract Price" means the purchase price payable by the Bikini Borrower to the Builders under the Bikini Contract, being $60,200,000 or such other lesser sum in Dollars as is determined in accordance with the terms and conditions of the Bikini Contract;

        "Bikini Pre-delivery Security Assignment" means the assignment of the Bikini Contract and each Bikini Refund Guarantee executed or (as the context may require) to be executed by the Bikini Borrower in favour of the Bank in the form set out in schedule 5;

        "Bikini Refund Guarantee Assignment Consent and Acknowledgement" means, in relation to each Bikini Refund Guarantee, an acknowledgement of notice of, and consent to, the assignment in respect of that Bikini Refund Guarantee to be given by the Refund Guarantor in the form scheduled to the Bikini Pre-delivery Security Assignment;

        "Bikini Refund Guarantees" means, together, the letter of guarantee to be issued by the Refund Guarantor in respect of certain of the Builders' obligations under the Bikini Contract and any further guarantee(s) to be issued by the Refund Guarantor in respect of such obligations, including pursuant to any agreement supplemental to the Bikini Contract, and any extensions, renewals or replacements thereto or thereof and "Bikini Refund Guarantee" means any of them;

        "Bikini Ship" means the 177,000 dwt steel-hulled, single-screw, diesel-driven bulk carrier, currently known as Hull No. H1107 and under construction by the Builders pursuant to the Bikini Contract;

        "Borrowed Money" means Indebtedness incurred in respect of (i) money borrowed or raised and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired, (vi) leases and hire purchase contracts,
        (vii) swaps, foreign exchange contracts, futures and other derivatives,
        (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money or of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to
        (viii) above;

        "Borrower":

        (a) in relation to the Bikini Ship, the Bikini Bank Guarantee and each Bikini Advance, means the Bikini Borrower; or

        (b) in relation to the Eniwetok Ship, the Eniwetok Bank Guarantee and each Eniwetok Advance, means the Eniwetok Borrower,

        and "Borrowers' means either or both of them;

        "Borrowers' Security Documents" means, at any relevant time, such of the Security Documents as shall have been executed by either of the Borrowers at such time;

        "Builders" means, together, China Shipbuilding Trading Company, Limited of 56 (Yi) Zhongguancun Nan Da Jie, Beijing 100044, the People's Republic of China and Shanghai Waigaogiao Shipbuilding Co., Ltd. of 3001 Zhouhai Read, Pudong New District, Shanghai 200137, the People's Republic of China and includes their respective successors in title and "Builder" means either of them;

        "Cash Collateral Account" means an interest bearing Dollar account of the Borrowers opened jointly by the Borrowers with the Bank with account no. 1000840204 and includes any sub-accounts thereof and any other account designated in writing by the Bank to be a Cash Collateral Account for the purposes of this Agreement;

        "Commitment" means the aggregate amount which the Bank has agreed to lend to the Borrowers, jointly and severally, under clause 2.1(a) as reduced by any relevant term of this Agreement;

        "Compulsory Acquisition" means, in relation to each Ship, requisition for title or other compulsory acquisition, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of such Ship by any Government Entity or other competent authority, whether de jure or de facto, but shall exclude requisition for use or hire not involving requisition of title;

        "Contract" means:

        (a)     in relation to the Bikini Ship, the Bikini Contract; or

        (b)     in relation to the Eniwetok Ship, the Eniwetok Contract,

        and "Contracts" means either of both of them;

        "Contract Assignment Consent and Acknowledgement" means:

        (a) in relation to the Bikini Ship, the Bikini Contract Assignment Consent and Acknowledgement; or

        (b) in relation to the Eniwetok Ship, the Eniwetok Contract Assignment Consent and Acknowledgement,

        and "Contract Assignment Consents and Acknowledgements" means either or both of them;

        "Contract Price" means:

        (a)     in relation to the Bikini Ship, the Bikini Contract Price; or

        (b)     in relation to the Eniwetok Ship, the Eniwetok Contract Price,

        and "Contract Prices" means either or both of them;

        "Corporate Guarantee" means the corporate guarantee executed or (as the context may require) to be executed by the Corporate Guarantor in favour of the Bank in the form set out in schedule 4;

        "Corporate Guarantor" means Diana Shipping Inc. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 and includes its successors in title;

        "Default" means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

        "Delivery" means, in relation to each Ship, the delivery of such Ship by the Builders to, and the acceptance of such Ship by, the relevant Borrower pursuant to the relevant Contract;

        "Dollars" and "$" mean the lawful currency of the United States of America and in respect of all payments to be made under any of the Security Documents mean funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other U.S. dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in U.S. dollars);

        "Drawdown Date" means, in relation to each Advance, the date, being a Banking Day falling within the Drawdown Period, on which that Advance is, or is to be, drawn down;

        "Drawdown Notice" means a notice substantially in the form set out in Part A of schedule 1;

        "Drawdown Period" means the period commencing on the date of this Agreement and ending on the Termination Date for the Commitment or on such earlier date (if any) on which (a) the aggregate amount of all Advances that have been advanced is equal to the Commitment or (b) the Commitment is reduced to zero pursuant to clauses 4.3, 10.2 or 12 or (c) in respect of the Advances relating to a Ship, Delivery of the relevant Ship occurs;

        "Encumbrance" means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, trust arrangement or security interest or other encumbrance of any kind securing any obligation of any person or any type of preferential arrangement (including without limitation title transfer and/or retention arrangements having a similar effect);

        "Eniwetok Advances" means, together, the First Eniwetok Advance, the Second Eniwetok Advance, the Third Eniwetok Advance and the Fourth Eniwetok Advance and "Eniwetok Advance" means any of them;

        "Eniwetok Bank Guarantee" means the guarantee in respect of the Eniwetok Ship issued or (as the context may require) to be issued by the Bank in favour of the Builders at the instructions of the Borrowers in the maximum amount of $18,225,550 (comprising a principal amount of $18,060,000 and a maximum amount of interest of up to $165,550), in the form set out in schedule 3;

        "Eniwetok Borrower" means Eniwetok Shipping Company Inc. of Trust Company Complex, Ajeltake Road, Ajeltake island, Majuro, Republic of the Marshall Islands MH96960 and includes its successors in title;

        "Eniwetok Contract" means the shipbuilding contract and an addendum no. I thereto, each dated 30 March 2006 and made between the Builders and Loki Commercial S.A., as novated in favour of the Eniwetok Borrower and the Builders by a novation agreement dated 13 September 2006 and as may be amended from time to time, relating to the construction and sale by the Builders, and the purchase by the Eniwetok Borrower, of the Eniwetok Ship;

        "Eniwetok Contract Assignment Consent and Acknowledgement" means the acknowledgement of notice of, and consent to, the assignment in respect of the Eniwetok Contract to be given by the Builders, in the form scheduled to the Eniwetok Pre-delivery Security Assignment,

        "Eniwetok Contract Price" means the purchase price payable by the Eniwetok Borrower to the Builders under the Eniwetok Contract, being $60,200,000 or such other lesser sum in Dollars as is determined in accordance with the terms and conditions of the Eniwetok Contract;

        "Eniwetok Pre-delivery Security Assignment" means the assignment of the Eniwetok Contract and each Eniwetok Refund Guarantee executed or (as the context may require) to be executed by the Eniwetok Borrower in favour of the Bank in the form set out in schedule 5;

        "Eniwetok Refund Guarantee Assignment Consent and Acknowledgement" means, in relation to each Eniwetok Refund Guarantee, an acknowledgement of notice of, and consent to, the assignment in respect of that Eniwetok Refund Guarantee to be given by the Refund Guarantor in the form scheduled to the Eniwetok Pre-delivery Security Assignment;

        "Eniwetok Refund Guarantees" means, together, the letter of guarantee to be issued by the Refund Guarantor in respect of certain of the Builders' obligations under the Eniwetok Contract and any further guarantee(s) to be issued by the Refund Guarantor in respect of such obligations, including pursuant to any agreement supplemental to the Eniwetok Contract, and any extensions, renewals or replacements thereto or thereof and "Eniwetok Refund Guarantee" means any of them;

        "Eniwetok Ship" means the 177,000 dwt steel-hulled, single-screw, diesel-driven bulk carrier, currently known as Hull No. H1108 and under construction by the Builders pursuant to the Eniwetok Contract;

        "Event of Default" means any of the events or circumstances described in clause 10.1;

        "Facility" means the guarantee facility made available by the Bank pursuant to clause 2.1(b);

        "Facility Commitment" means $36,451,100;

        "First Advance" means:

        (a)     in relation to the Bikini Ship, the First Bikini Advance; or

        (b)     in relation to the Eniwetok Ship, the First Eniwetok Advance,

        and "First Advances" means either or both of them;

        "First Bikini Advance" means an Advance of up to $12,040,000 made or (as the context may require) to be made available to the Borrowers for the purpose of financing in full the "1st Instalment" of the Bikini Contract Price payable by the Bikini Borrower pursuant to Article II 3(a) of the Bikini Contract;

        "First Eniwetok Advance" means an Advance of up to $12,040,000 made or (as the context may require) to be made available to the Borrowers for the purpose of financing in full the "1st Instalment" of the Eniwetok Contract Price payable by the Eniwetok Borrower pursuant to Article II 3(a) of the Eniwetok Contract;

        "Fourth Advance" means:

        (a)     in relation to the Bikini Ship, the Fourth Bikini Advance; or

        (b)     in relation to the Eniwetok Ship, the Fourth Eniwetok Advance,

        and "Fourth Advances" means either or both of them;

        "Fourth Bikini Advance" means an Advance of up to $6,020,000 made or (as the context may require) to be made available to the Borrowers for the purpose of financing in full the "4th Instalment" of the Bikini Contract Price payable by the Bikini Borrower pursuant to Article 3(d)

        "Fourth Eniwetok Advance" mean an advance of up to $6,020,000 made or (as the context may require) to be made available to the Borrowers for the purpose of financing in full the "4th Instalment" of the Eniwetok Contract Price payable by the Eniwetok Borrower pursuant to Article II 3(d);

        "Government Entity" means and includes (whether having a distinct legal personality or not) any national or local government authority, board, commission, department, division, organ, instrumentality, court or agency and any association, organisation or institution of which any of the foregoing is a member or to whose jurisdiction any of the foregoing is subject or in whose activities any of the foregoing is a participant;

        "Group" means the Corporate Guarantor and its Subsidiaries from time to time (including, for the avoidance of doubt, the Borrowers) and "member of the Group" shall be construed accordingly;

        "Indebtedness" means any obligation for the payment or repayment of money, whether as principal or as surety and whether present or future, actual or contingent;

        "Interest Payment Date" means, in relation to each Advance or the Loan, the last day of an Interest Period for such Advance or (as the case may be) the Loan;

        "Interest Period" means each period for the calculation of interest in respect of each Advance or the Loan ascertained in accordance with clauses 3.2 and 3.3;

        "Leverage Ratio" in relation to a Measurement Period, shall have the meaning given to it in the Corporate Guarantee in respect of the Accounting Period (as defined in the Corporate Guarantee) corresponding to that Measurement Period;

        "LIBOR" means in relation to a particular period:

        (a) the rate for deposits of Dollars for a period equivalent to such period at or around 11:00 a.m. on the Quotation Date for such period as displayed on Reuters page LIBOR01 (British Bankers' Association Interest Settlement Rates) (or such other page as may replace such page LIBOR01 on such system or on any other system of the information vendor for the time being designated by the British Bankers' Association to calculate the BBA Interest Settlement Rate (as defined in the British Bankers' Association's Recommended Terms and Conditions ("BBAIRS" terms) dated August, 1996 (as amended))); or

        (b) if on such date no such rate is displayed, LIBOR for such period shall be the rate determined by the Bank to be that at which deposits in Dollars and in an amount comparable with the amount in relation to which LIBOR is to be determined and for a period equal to the relevant period were being offered by the Bank to prime banks in the London Interbank Market at or about 11:00 a.m. on the Quotation Date for such period;

        "Loan" means the aggregate principal amount owing to the Bank under this Agreement at any relevant time under the Advances (excluding, for the avoidance of doubt any loans outstanding under clause 2.5.1);

        "Manager" means Diana Shipping Services S.A. of Edificio Universal, Piso 12, Avenida Federico Boyd, Panama, Republic of Panama and includes its successors in title; "Margin" means (as calculated by the Bank pursuant to clause 3.1.2):

        (a) in relation to the period commencing on the date of this Agreement and ending on the date falling immediately prior to the first Margin Calculation Date, zero six five per cent (0.65%) per annum;

        (b)     in relation to each Margin Period:

                (i) if (A) the Leverage Ratio for the relevant Measurement Period shall be higher than or equal to 0.75:1.0 or (B) an Event of Default shall have occurred, zero point eight five per cent (0.85%) per annum; or

                (ii) if the Leverage Ratio for the relevant Measurement Period shall be lower than 0.75:1.0 but higher than or equal to 0.5:1.0, zero point seven five per cent (0.75%) per annum; or

                (iii) if the Leverage Ratio for the relevant Measurement Period shall be lower than 0.5:1.0, zero point six five per cent (0.65%) per annum;

        "Margin Calculation Date" means each 1 July of each calendar year (commencing from 1 July 2007);

        "Margin Period" mean each period commencing on a Margin Calculation Date and ending one day prior to the immediately subsequent Margin Calculation Date and "Margin Periods" means any or all of them;

        "Measurement Period" means, in relation to a Margin Period, the twelve-month period ending on 31 December of the calendar year immediately preceding such Margin Period;

        "month" means a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that (a) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such next calendar month and (b) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and "months" and "monthly" shall be construed accordingly;

        "Outstanding Amount" means, in relation to a Bank Guarantee at any relevant time, the maximum amount (whether of principal or interest) determined by the Bank to be that for which the relevant Bank Guarantee is issued less the aggregate amount of all reductions in that amount which have been made in accordance with the provisions of such Bank Guarantee and/or this Agreement as at such time;

        "Outstandings" means the aggregate of (a) the Outstanding Amount of all Bank Guarantees and (b) the aggregate principal amount of each outstanding loan made by the Bank to the Borrowers pursuant to clause
        2.5.1 at any relevant time,

        "Permitted Encumbrance" means any Encumbrance in favour of the Bank created pursuant to the Security Documents;

        "Pre-delivery Security Assignment" means:

        (a) in relation to the Bikini Ship, the Bikini Pre-delivery Security Assignment; or

        (b) in relation to the Eniwetok Ship, the Eniwetok Pre-delivery Security Assignment,

        and "Pre-delivery Security Assignments" means either or both of them;

        "Quotation Date" means, in relation to any period for which LIBOR is to be determined under this Agreement, the date on which quotations would customarily be provided by leading banks in the London Interbank Market for deposits in the relevant currency for delivery on the first day of that period;

        "Refund Guarantee" means:

        (a)     in relation to the Bikini Ship, each Bikini Refund Guarantee; or

        (b)     in relation to the Eniwetok Ship, each Eniwetok Refund
                Guarantee,

        and "Refund Guarantees" means either or both of them;

        "Refund Guarantee Assignment Consent and Acknowledgement" means:

        (a) in relation to the Bikini Ship, each Bikini Refund Guarantee Assignment Consent and Acknowledgement; or

        (b) in relation to the Eniwetok Ship, each Eniwetok Refund Guarantee Assignment Consent and Acknowledgement,

        and "Refund Guarantee Assignment Consent and Acknowledgement" means either or both of them;

        "Refund Guarantor" means The Export-Import Bank of China, Head Office of Winland International Finance Centre, No. 7 Financial Street, Xicheng District, Beijing 100034, People's Republic of China and includes its successors in title;

        "Related Company" of a person means any Subsidiary of such person, any company or other entity of which such person is a Subsidiary and any Subsidiary of any such company or entity;

        "Relevant Jurisdiction" means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment, carries on, or has a place of business or is otherwise effectively connected;

        "Relevant Party" means the Borrowers, the Borrowers' Related Companies and any other Security Party and any other Security Party's Related Companies and includes, for the avoidance of doubt, each member of the Group;

        "Repayment Date" means, subject to clause 6.3:

        (a) in respect of each of the Bikini Advances, the earlier of (i) 31 December 2010 and (ii) the day when Delivery of the Bikini Ship occurs; or

        (b) in respect of each of the Eniwetok Advances, the earlier of (i) 31 December 2010 and (ii) the day when Delivery of the Eniwetok Ship occurs;

        "SAFE" means the State Administration for Foreign Exchange of The People's Republic of China;

        "Second Advance" means:

        (a)     in relation to the Bikini Ship, the Second Bikini Advance; or

        (b)     in relation to the Eniwetok Ship, the Second Eniwetok Advance,

        and "Second Advances" means either or both of them;

        "Second Bikini Advance" means an Advance of up to $6,020,000 made or (as the context may require) to be made available to the Borrowers for the purpose of financing in full the "2nd Instalment" of the Bikini Contract Price payable by the Bikini Borrower pursuant to Article II 3(b) of the Bikini Contract;

        "Second Eniwetok Advance" means an Advance of up to $6,020,000 made or (as the context may require) to be made available to the Borrowers for the purpose of financing in full the "2nd Instalment" of the Eniwetok Contract Price payable by the Eniwetok Borrower pursuant to Article II 3(b) of Eniwetok Contract;

        "Security Documents" means this Agreement, the Corporate Guarantee, the Pre-delivery Security Assignments, the Account Pledge, the Refund Guarantee Assignment Consents and Acknowledgements, the Contract Assignment Consents and Acknowledgements and any other documents as may have been or shall from time to time after the date of this Agreement be executed to secure all or any part of the Loan, interest thereon and other moneys from time to time owing by the Borrowers pursuant to this Agreement or any other Security Documents (whether or not any such document also secures moneys from time to time owing pursuant to any other document or agreement),

        "Security Party" means the Borrowers, the Corporate Guarantor, the Builders, the Refund Guarantor or any other person who may at any time be a party to any of the Security Documents (other than the Bank);

        "Security Period" means the period commencing on the date hereof and terminating upon the later of (a) discharge of the security created by the Security Documents by payment of all monies payable thereunder, whether actually or contingently, and (b) the latest Bank Guarantee Expiry Date;

        "Ship":

        (a) in relation to the Bikini Borrower and each Bikini Advance, means the Bikini Ship; or

        (b) in relation to the Eniwetok Borrower and each Eniwetok Advance, means the Eniwetok Ship,

        and "Ships" means either or both of them;

        "Subsidiary" of a person means any company or entity directly or indirectly controlled by such person, and for this purpose "control" means either the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity or the power to direct its policies and management, whether by contract or otherwise;

        "Taxes" includes all present and future taxes, levies, imposts, duties, fees or charges of whatever nature together with interest thereon and penalties in respect thereof and "Taxation" shall be construed accordingly;

        "Termination Date" means:

        (a)     in the case of the Commitment and the Advances, 30 December
                2010; or

        (b) in the case of the Facility Commitment and the Bank Guarantees, 31 December 2006,

        or, in each such case, such other later date as the Bank may, in its absolute discretion, agree in writing;

        "Third Advance" means:

        (a)     in relation to the Bikini Ship, the Third Bikini Advance; or

        (b)     in relation to the Eniwetok Ship, the Third Eniwetok Advance,

        and "Third Advances" means either or both of them;

        "Third Bikini Advance" means an Advance of up to $6,020,000 made or (as the context may require) to be made available to the Borrowers for the purpose of financing in full the "3rd Instalment" of the Bikini Contract Price payable by the Bikini Borrower pursuant to Article II 3(c) of the Bikini Contract;

        "Third Eniwetok Advance" means an Advance of up to $6,020,000 made or (as the context may require) to be made available to the Borrowers for the purpose of financing in full the "3rd Instalment" of the Eniwetok Contract Price payable by the Eniwetok Borrower pursuant to Article II 3(c) of the Eniwetok Contract;

        "Total Loss" means, in respect of a Ship:

        (a) the actual, constructive, compromised or arranged total loss of such Ship; or

        (b)     the Compulsory Acquisition of such Ship; or

        (c) the hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of such Ship (other than where the same amounts to the Compulsory Acquisition of such Ship) by any Government Entity, or by persons acting or purporting to act on behalf of any Government Entity, unless such Ship be released and restored to the Builders from such hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation within twenty (20) days after the occurrence thereof;

        "Transferee" has the meaning ascribed thereto in clause 15.4; and

        "Underlying Documents" means, together, the Contracts and the Refund Guarantees.

1.3     Headings

        Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.4     Construction of certain terms

        In this Agreement, unless the context otherwise requires:

1.4.1 references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this Agreement include its schedules;

1.4.2 references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as amended in accordance with terms thereof, or, as the case may be, with the agreement of the relevant parties;

1.4.3 references to a "regulation" include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any agency, authority, central bank or government department or any self-regulatory or other national or supra-national authority;

1.4.4     words importing the plural shall include the singular and vice versa;

1.4.5     references to a time of day are to London time;

1.4.6 references to a person shall be construed as references to an individual, firm, company, corporation, unincorporated body of persons or any Government Entity;

1.4.7 references to a "guarantee" include references to an indemnity or other assurance against financial loss including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and "guaranteed" shall be construed accordingly; and

1.4.8 references to any enactment shall be deemed to include references to such enactment as re-enacted, amended or extended

2       The Commitment, the Loan and the Bank Guarantees

2.1     Agreement to lend and issue Bank Guarantees

        The Bank, relying upon each of the representations and warranties in clause 7, agrees, upon and subject to the terms of this Agreement (a) to lend to the Borrowers, jointly and severally, the principal sum of up to $60,200,000 in eight (8) Advances and (b) to issue the Bank Guarantees to the Builders.

2.2     Drawdown and Bank Guarantee issuance

2.2.1     Drawdown

          (a) Subject to the terms and conditions of this Agreement, each Advance shall be made following receipt by the Bank from the Borrowers of a Drawdown Notice not later than 10:00 a.m. on the second Banking Day before the date, which shall be a Banking Day falling within the Drawdown Period, on which such Advance, is intended to be made. A Drawdown Notice shall be effective on actual receipt by the Bank and, once given, shall, subject as provided in clause 36.1, be irrevocable.

          (b) This clause 2.2.1 shall not apply to any drawdown of an Advance made pursuant to clause 2.4.2 or clause 10.2.3.

2.2.2     Bank Guarantee issuance

          Subject to the terms and conditions of this Agreement, the Bank shall issue a Bank Guarantee following receipt by the Bank from the Borrowers of a Bank Guarantee Issue Request not later than 10:00 a.m. on the second Banking Day before the date, which shall be a Banking Day falling within the Availability Period, on which that Bank Guarantee is to be issued. A Bank Guarantee Issue Request shall be effective on actual receipt by the Bank and, once given, shall be irrevocable.

2.3     Timing and limitation of Advances and Bank Guarantees

2.3.1 The aggregate amount of the Advances shall not exceed $60,200,000, and each Advance shall, subject to the following provisions of this clause
          2.3 and the provisions of clause 2.4.2 and clause 10.2.3, be for such amount as is specified in the Drawdown Notice for that Advance.

2.3.2 The aggregate amount of all the Advances in respect of a Ship shall not exceed the lower of $30,100,000, (ii) the aggregate of the total amounts of the "1st instalment", the "2nd Instalment", the "3rd Instalment" and the "4th Instalment" of the Contract Price of the Ship relevant to such Advance payable under Article II 3(a), Article II 3(b), Article II 3(c) and Article lI 3(d) of the relevant Contract and
          (iii) 50% of the Contract Price of that Ship;

2.3.3 The aggregate amount of each First Advance shall not exceed the lower of (i) $12,040,000, the total amount of the "1st Instalment" of the Contract Price of the Ship relevant to such Advance payable under
          Article 11 3(a) of the relevant Contract and (iii) 20% of the Contract Price of the relevant Contract.

2.3.4 Each First Advance shall be applied in or towards payment to the Builders of the "1st Instalment" of the Contract Price of the Ship relevant to such First Advance payable under Article II 3(a) of the relevant Contract.

2.3.5 The aggregate amount of each Second Advance shall not exceed the lower of (i) US$6,020,000, (ii) the total amount of the "2nd Instalment" of the Contract Price of the Ship relevant to such Advance payable under
          Article II 3(b) of the relevant Contract and (iii) 10% of the Contract Price of the relevant Contract.

2.3.6 Each Second Advance shall be applied in or towards payment to the Builders of the "2nd Instalment" of the Contract Price of the Ship relevant to such Second Advance payable under Article Il 3(b) of the relevant Contract.

2.3.7 The aggregate amount of each Third Advance shall not exceed the lower of (i) US$6,020,000, (ii) the total amount of the "3rd Instalment" of the Contract Price of the Ship relevant to such Advance payable under
          Article II 3(c) of the relevant Contract and (iii) 10% of the Contract Price of the relevant Contract.

2.3.8 Each Third Advance shall be applied in or towards payment to the Builders of the "3rd instalment" of the Contract Price of the Ship relevant to such Third Advance payable under Article II 3(c) of the relevant Contract.

2.3.9 The aggregate amount of each Fourth Advance shall not exceed the lower of (i) US$6,020,000, (ii) the total amount of the "4th Instalment" of the Contract Price of the Ship relevant to such Advance payable under
          Article II 3(d) of the relevant Contract and (iii) 10% of the Contract Price of the relevant Contract.

2.3.10 Each Fourth Advance shall be applied in or towards payment to the Builders of the "4th Instalment" of the Contract Price of the Ship relevant to such Fourth Advance payable under Article II 3(d) of the relevant Contract.

2.3.11 Clauses 2.3.3, 2.3.5, 2.3.7 and 2.3.9 shall apply in relation to' each First Advance, Second Advance, Third Advance or Fourth Advance (as the case may be), whether any such Advance is drawn down under clause
          2.4.1 or under clause 2.4.2 or under clause 10.2.3.

2.3.12 Each Advance shall be paid to the Builders on the date when the relevant instalment of the Contract Price relevant to such Advance is due, unless the relevant Borrower has already paid such instalment to the Builders in which case the relevant Advance shall be advanced to the Borrowers in refinancing of such payment to the Builders.

2.3.13 No First Advance may be drawn down in respect of a Ship unless the Bank Guarantee for that Ship has been issued.

2.3.14 No Second Advance may be drawn down in respect of a Ship unless the First Advance for that Ship has been drawn down.

2.3.15 No Third Advance may be drawn down in respect of a Ship unless the Second Advance for that Ship has been drawn down.

2.3.16 No Fourth Advance may be drawn down in respect of a Ship unless the Third Advance for that Ship has been drawn down.

2.3.17 The aggregate amount for which both Bank Guarantees are to be issued shall not exceed the Facility Commitment.

2.3.18 The aggregate amount for which each Bank Guarantee is to be issued shall not exceed the lower of (a) $36,451,100 and (b) such amount which, when aggregated with the Outstandings on the proposed Bank Guarantee Issue Date thereof, shall not exceed the Facility Commitment.

2.4     Availability

2.4.1     Following a Drawdown Notice

          Upon receipt of a Drawdown Notice complying with the terms of this Agreement in respect of an Advance, the Bank shall, subject to the provisions of clause 9, on the date specified in the Drawdown Notice make the relevant Advance available to the Borrowers in accordance with clause 6.2. The Borrowers acknowledge that payment of any Advance to the Builders in accordance with clause 6.2 shall satisfy the obligation of the Bank to lend that Advance to the Borrowers under this Agreement.

2.4.2     Following a demand

          Upon receipt of a demand made under a Bank Guarantee in respect of any of the "2nd Instalment", the "3rd Instalment" and the "4th Instalment" of the Contract Price of the Ship to which that Bank Guarantee relates, the Bank may (in its absolute discretion) advance to the Borrowers forthwith (whether or not at such time the Borrowers are in compliance with the relevant provisions of clause 9) the Advance intended to finance such instalment of the Contract Price of such Ship. The Bank shall advance such Advance by applying it immediately after drawdown in or towards discharge (in whole or, as the case may be, in part) of the Borrowers' liability to the Bank under clause
          2.5.1 in respect of the relevant payment made by the Bank under that Bank Guarantee.

2.4.3     Authorisation

          Upon receipt of a demand made under a Bank Guarantee in respect of the "2nd Instalment", the "3rd Instalment" and the "4th Instalment" of the Contract Price of the Ship to which that Bank Guarantee relates, the Borrowers shall not be entitled to give a Drawdown Notice to the Bank for the Advance intended to finance such instalment of the Contract Price of such Ship until further notice from the Bank in writing. The Borrowers hereby irrevocably and unconditionally authorise and direct the Bank to advance and apply such Advance in the manner and at the time referred to in clause 2.4.2 in the event that the Bank shall decide to do so pursuant thereto.

2.4.4     Automatic drawdown

          The Borrowers hereby agree and acknowledge that, once an Advance shall have been advanced pursuant to clause 2.4.2 or clause 10.2.3, it shall form part of the Loan as if it were drawn down pursuant to clauses
          2.2.1 and 2.4.1.

2.5     Payments under Bank Guarantees - constitute a loan

2.5.1 Each payment (whether of principal or interest) made by the Bank to the Builders under a Bank Guarantee shall constitute a loan advanced by the Bank to the Borrowers jointly and severally. Each such loan shall be (a) of a principal amount equal to the amount of such payment (whether of principal or interest) made by the Bank under such Bank Guarantee, (b) treated as advanced to the Borrowers at the time of such payment to the Builders and (c) due and repayable by the Borrowers at the time so advanced (or deemed advanced) to the Borrowers.

2.5.2 The Bank shall be entitled to pay immediately (but with prior notice to the Borrowers) any amount (whether of principal or interest) for which a demand or request has been made at any time under a Bank Guarantee, without any reference to, or further authority from, the Borrowers and shall not be under any duty to investigate or enquire whether any claim or demand on the Bank under such Bank Guarantee shall have been properly made notwithstanding that the Borrowers or either of them may dispute the validity of such claim or demand or that the relevant Borrower may have referred to arbitration under the relevant Contract the claim to which the Builders' demand under such Bank Guarantee relates. The liability of the Borrowers to the Bank under clause 2.5.1 and the Borrowers' liability under the terms of this Agreement and/or any other Security Documents to pay or, as the case may be, repay any amounts drawn down pursuant to clause 2.4.2 or clause 10.2.3, interest thereon and any other amounts payable under this Agreement and/or any other Security Documents in relation thereto, shall be in no way prejudiced, affected or diminished by the fact that the Bank was or might have been justified in refusing payment of any amount claimed or demanded under either Bank Guarantee.

2.6     Expiration or reduction of Bank Guarantee

        The Outstanding Amount of each Bank Guarantee shall be treated as reduced for the purposes of this Agreement only when and to the extent that (a) the Bank has received a written confirmation (in form and substance satisfactory to the Bank in its sole discretion) from the Builders of the amount of such reduction of the relevant Bank Guarantee or (b) the Bank is satisfied in its sole discretion that its liability under the relevant Bank Guarantee has been irrevocably reduced or (c) the Bank has made a payment under the relevant Bank Guarantee. The Bank shall in each case after a reduction notify the Borrowers of the amount and the date of such reduction.

2.7     Termination of Commitment and cancellation of Facility

2.7.1 Any part of the Commitment undrawn and uncancelled by the end of the Drawdown Period, shall thereupon be automatically cancelled.

2.7.2 If either Bank Guarantee is not issued by the end of the Availability Period, the Bank's obligation to issue such Bank Guarantee shall thereupon be automatically cancelled and the Facility Commitment shall be reduced accordingly.

2.8     Application of proceeds

        Without prejudice to the Borrowers' obligations under clause 8.1.3, the Bank shall have no responsibility for the application of proceeds of the Loan or any part thereof by the Borrowers.

3       Interest and Interest Periods

3.1     Normal interest rate

3.1.1     General

          The Borrowers shall pay interest on each Advance or (as the case may be) the Loan in respect of each Interest Period relating thereto on each Interest Payment Date (or, in the case of Interest Periods of more than six (6) months, by instalments, the first instalment six (6) months from the commencement of the Interest Period and the subsequent instalments at intervals of six (6) months or, if shorter, the period from the date of the preceding instalment until the Interest Payment Date relative to such interest Period) at the rate per annum determined by the Bank to be the aggregate of (a) the Margin and (b) LIBOR for such Interest Period.

3.1.2     Calculation of Margin

          (a) The Bank shall, on each Margin Calculation Date, calculate the Leverage Ratio for the Measurement Period relevant to the Margin Period commencing on such Margin Calculation Date. based on the then latest audited consolidated financial statements of the Group delivered to the Bank pursuant to clause 8.1.5 of this Agreement and clause 5.1.4 of the Corporate Guarantee.

          (b) Based on each such relevant calculation made by the Bank on a Margin Calculation Date, the Bank shall determine, and notify the Borrowers, of the Margin that shall apply during the Margin Period commencing on that Margin Calculation Date.

3.2     Selection of Interest Periods

        The Borrowers may by notice received by the Bank not later than 10:00 a.m. on the second Banking Day before the beginning of each Interest Period specify whether such Interest Period shall have a duration of one
        (1) month, three (3) months, six (6) months, nine (9) months or (subject to availability to be determined solely by the Bank) twelve (12) months or such other period as the Borrowers may select and the Bank may, in its absolute discretion, agree Provided that the Borrowers may not select more than three (3) Interest Periods having a duration of one (1) month within the same calendar year.

3.3     Determination of Interest Periods

        Every Interest Period shall be of the duration specified by the Borrowers pursuant to clause 3.2 but so that:

3.3.1 the initial Interest Period for each Advance shall commence on the Drawdown Date for such Advance and each subsequent Interest Period for an Advance shall commence on the last day of the previous Interest Period for that Advance;

3.3.2 the initial Interest Period of each Advance to be drawn down in respect of a Ship (other than the First Advance for that Ship) shall end on the same date as the then current Interest Period of the Advances for that Ship and, on the last day of such Interest Period, the Advances for that Ship shall be consolidated for the purposes of this clause 3;

3.3.3 if any Interest Period for an Advance would otherwise overrun the Repayment Date for that Advance, then such Interest Period shall end on such Repayment Date; and

3.3.4 if the Borrowers fail to specify the duration of an Interest Period in accordance with the provisions of clause 3.2 and this clause 3.3 such Interest Period shall have a duration of three (3) months or such other period as shall comply with this clause 3.3.

3.4     Default interest

        If the Borrowers fail to pay any sum (including, without limitation, any sum payable pursuant to this clause 3.4) on its due date for payment under any of the Security Documents, the Borrowers shall pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgement) at a rate determined by the Bank pursuant to this clause 3.4. The period beginning on such due date and ending on such date of payment shall be divided into successive periods of not more than six (6) months as selected by the Bank, each of which (other than the first, which shall commence on such due date) shall commence on the last day of the preceding such period. The rate of interest applicable to each such period shall be the aggregate (as determined by the Bank) of (a) two per cent (2%) per annum, (b) the Margin and (c) LIBOR for such period. Such interest shall be due and payable on the last day of each such period as determined by the Bank and each such day shall, for the purposes of this Agreement, be treated as an Interest Payment Date, provided that if such unpaid sum is an amount of principal which became due and payable, by reason of a declaration by the Bank under clause 10.2.2 or a prepayment pursuant to clauses 4.3 or 12.1, on a date other than an Interest Payment Date relating thereto, the first such period selected by the Bank shall be of a duration equal to the period between the due date of such principal sum and such Interest Payment Date and interest shall be payable on such principal sum during such period at a rate of two per cent (2%) above the rate applicable thereto immediately before it shall have become so due and payable. If, for the reasons specified in clause 3.6.1, the Bank is unable to determine a rate in accordance with the foregoing provisions of this clause 3.4, interest on any sum not paid on its due date for payment shall be calculated at a rate determined by the Bank to be two per cent (2%) per annum above the aggregate of the Margin and the cost of funds, to the Bank.

3.5     Notification of Interest Periods and interest rate

        The Bank shall notify the Borrowers promptly of the duration of each Interest Period and of each rate of interest determined by it under this clause 3.

3.6     Market disruption; non-availability

3.6.1 If and whenever, at any time prior to the commencement of any Interest Period, the Bank shall have determined (which determination shall, in the absence of manifest error, be conclusive):

          (a) that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period; or

          (b) that deposits in Dollars are not available to the Bank in the London Interbank Market in the ordinary course of business in sufficient amounts to fund the Loan or any part thereof or any loan outstanding under clause 2.5 1 for such Interest Period, the Bank shall forthwith give notice (a "Determination Notice") thereof to the Borrowers. A Determination Notice shall contain particulars of the relevant circumstances giving rise to its issue. After the giving of any Determination Notice the undrawn amount of the Commitment shall not be borrowed and neither Bank Guarantee shall be issued by the Bank, until notice to the contrary is given to the Borrowers by the Bank.

3.6.2 During the period of ten (10) days after any Determination Notice has been given by the Bank under clause 3.6.1, the Bank shall certify an alternative basis (the "Substitute Basis") for maintaining the Loan or any loan outstanding under clause 25.1. The Substitute Basis may (without limitation) include alternative interest periods, alternative currencies or alternative rates of interest but shall include a margin above the cost of funds, if any, to the Bank equivalent to the Margin. Each Substitute Basis so certified shall be binding upon the Borrowers and shall take effect in accordance with its terms from the date specified in the Determination Notice until such time as the Bank notifies the Borrowers that none of the circumstances specified in clause 3.6.1 continues to exist whereupon the normal interest rate fixing provisions of this Agreement shall apply.

4       Repayment and prepayment

4.1     Repayment

        The Borrowers shall repay each Advance in full on the Repayment Date for such Advance.

4.2     Voluntary prepayment

        The Borrowers may prepay the Loan in whole or part (being Five hundred thousand Dollars ($500,000) or any larger sum which is an integral multiple of Five hundred thousand Dollars ($500,000)) on any Interest Payment Date relating to the part of the Loan to be prepaid without premium or penalty subject to payment by the Borrowers of all sums payable under clause 4.4.

4.3     Prepayment on Total Loss or transfer etc.

4.3.1     Before issuance of Bank Guarantee and first drawdown

          On a Ship becoming a Total Loss (or suffering damage or being involved in an incident which, in the opinion of the Bank, may result in such Ship subsequently being determined to be a Total Loss) or on or prior the date falling immediately prior to the completion of the novation, transfer or assignment of either Contract by the relevant Borrower in favour of another person (with the prior written consent of the Bank as and when required by the Security-Documents), in each case before the Bank Guarantee relevant to such Ship or Contract is issued and any Advance relevant to such Ship or Contract has been drawn down, then
          (a) the obligation of the Bank to issue such Bank Guarantee to the Builders and to advance any Advance relevant to such Ship or Contract shall immediately cease and (b) the Commitment shall be reduced by the aggregate amount of all the Advances for such Ship and (c) the Facility Commitment shall be reduced by $18,225,550.

4.3.2     Following issuance of a Bank Guarantee or first drawdown

          On a Ship becoming a Total Loss (or suffering damage or being involved in an incident which, in the opinion of the Bank, may result in such Ship subsequently being determined to be a Total Loss) or on or prior to the date falling immediately prior to the completion of the novation, transfer or assignment of either Contract by the relevant Borrower in favour of another person (with the prior written consent of the Bank as and when required by the Security Documents), in each case after the Bank Guarantee relevant to such Ship or Contract is issued, then (a) the Borrowers shall pay such amount to the Cash Collateral Account as the Bank shall require in its absolute discretion (being in any event not less than the then Outstanding Amount of the Bank Guarantee relating to such Ship) and (b) if any Advance relating to such Ship has been drawn down, the Borrowers shall prepay each such Advance in full and (c) (if applicable) the obligation of the Bank to advance any other Advance for that Ship shall immediately cease and the Commitment shall be reduced accordingly.

4.3.3     Total Loss

          For the purpose of this Agreement and the other Security Documents, a Total Loss in relation to a Ship shall be deemed to have occurred:

          (a) in the case of an actual total loss of such Ship, on the actual date and at the time such Ship was lost or, if such date is not known, on the date on which such Ship was last reported;

          (b) in the case of a constructive total loss of such Ship, upon the date and at the time notice of abandonment of such Ship is given to the insurers of such Ship for the time being;

          (c) in the case of a compromised or arranged total loss of such Ship, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the insurers of such Ship;

          (d) in the case of Compulsory Acquisition of such Ship, on the date upon which the relevant requisition of title or other compulsory acquisition occurs; and

          (e) in the case of hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of a Ship (other than where the same amounts to Compulsory Acquisition of such Ship) by any Government Entity, or by persons purporting to act on behalf of any Government Entity, which deprives the Builders of the use of such Ship for more than twenty (20) days, upon the expiry of the period of ten (10) days after the date upon which the relevant hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation occurred.

4.4     Amounts payable on prepayment

        Any prepayment of all or part of the Loan under this Agreement shall be made together with (a) accrued interest on the amount to be prepaid to the date of such prepayment, (b) any additional amount payable under clauses 6.6 or 12.2 and (c) all others sums payable by the Borrowers to the Bank under this Agreement or any of the other Security Documents including, without limitation, any amounts payable under clause 11.

4.5     Notice of prepayment; reduction of repayment instalments

4.5.1 No prepayment may be effected under clause 4.2 unless the Borrowers shall have given the Bank at least fifteen (15) days' notice of their intention to make such prepayment. Every notice of prepayment shall be effective only on actual receipt by the Bank, shall be irrevocable, shall specify the amount to be prepaid and shall oblige the Borrowers to make such prepayment on the date specified. No amount prepaid under this Agreement may be reborrowed.

4.5.2 Any amount prepaid pursuant to clause 4.2 shall be applied in reducing all the Advances proportionately.

4.5.3 The Borrowers may not prepay the Loan or any part thereof save as expressly provided in this Agreement.

5       Fees and expenses

5.1     Fees

        The Borrowers shall pay to the Bank:

5.1.1     on the date of this Agreement, an arrangement fee of $60,204,

5.1.2 on each of the dates falling at three (3) monthly intervals after the date of this Agreement until the last day of the Drawdown Period and on the last day of the Drawdown Period, commitment commission computed from the date of this Agreement (in the case of the first payment of commission) and from the due date of the preceding payment of commission (in the case of each subsequent payment) at the rate of zero point one zero per cent (0.10%) per annum on the daily undrawn amount of the Commitment, Provided however that if a Bank Guarantee is issued, any accrued commitment commission on the Advances for the Ship to which such Bank Guarantee relates shall be payable on the relevant Bank Guarantee Issue Date and, as from such date, commitment commission shall no longer accrue or be payable on such Advances; and

5.1.3 in relation to each Bank Guarantee, on the relevant Bank Guarantee Issue Date and on each of the dates falling at three (3) monthly intervals after the relevant Bank Guarantee issue Date and falling prior to the relevant Bank Guarantee Expiry Date (each such date a "payment date"), guarantee commission in advance each time computed on each such payment date at a rate per annum equal to the Margin applicable on such payment date and payable on the Outstanding Amount for the relevant Bank Guarantee as of the relevant payment date and in respect of the three (3) month period falling immediately after such payment date.

          The fee referred to in clause 5.1.1 and the commission referred to in clauses 5.1.2 and 5.1.3 shall not be refundable in any circumstances and shall be payable by the Borrowers to the Bank whether or not any part of the Commitment is ever advanced, whether or not either Bank Guarantee is ever issued and whether or not any demand is made under either Bank Guarantee.

5.2     Expenses

        The Borrowers shall pay to the Bank on a full indemnity basis on demand all expenses (including legal, printing and out-of-pocket expenses) incurred by the Bank:

5.2.1 in connection with the negotiation, preparation, execution and, where relevant, registration of the Security Documents and the Bank Guarantees and of any amendment or extension of or the granting of any waiver or consent under, any of the Security Documents; and

5.2.2 in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under, any of the Security Documents, or otherwise in respect of the moneys owing under any of the Security Documents, together with interest at the rate referred to in clause 3.4 from the date on which such expenses were incurred to the date of payment (as well after as before judgement).

5.3     Value added tax

        All fees and expenses payable pursuant to this clause 5 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon.

5.4     Stamp and other duties

        The Borrowers shall pay all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by the Bank) imposed on or in connection with any of the Underlying Documents, the Security Documents, each Bank Guarantee, the Loan, the Outstandings or the Facility and shall indemnify the Bank against any liability arising by reason of any delay or omission by the Borrowers to pay such duties or taxes.

6       Payments and taxes; accounts and calculations

6.1     No set-off or counterclaim

        The Borrowers acknowledge that in performing its obligations under this Agreement, the Bank will be incurring liabilities to third parties in relation to the funding of amounts to the Borrowers, such liabilities matching the liabilities of the Borrowers to the Bank and that it is reasonable for the Bank to be entitled to receive payments from the Borrowers gross on the due date in order that the Bank is put in a position to perform its matching obligations to the relevant third parties. Accordingly, all payments to be made by the Borrowers under any of the Security Documents shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in clause 6.6, free and clear of any deductions or withholdings, in Dollars on the due date to such account of the Bank at such bank in such place as the Bank may from time to time specify for this purpose.

6.2     Payment by the Bank

        All sums to be advanced by the Bank to the Borrowers under this Agreement in respect of the Loan shall be remitted in Dollars on the Drawdown Date for the relevant Advance and, in the case of amounts drawn down pursuant to clause 2.4.1 (but not pursuant to clause 2.4.2 or clause 10.2.3), to the account specified in the Drawdown Notice for such Advance.

6.3     Non-Banking Days

        When any payment under any of the Security Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

6.4     Calculations

        All interest and other payments of an annual nature under any of the Security Documents shall accrue from day to day and be calculated on the basis of actual days elapsed (other than the guarantee commission referred to in clause 5.L3 which shall be payable in advance on a quarterly basis and as more particularly described therein) and a three hundred and sixty (360) day year.

6.5     Certificates conclusive

        Any certificate or determination of the Bank as to any rate of interest or any other amount pursuant to and for the purposes of any of the Security Documents shall, in the absence of manifest error, be conclusive and binding on the Borrowers.

6.6     Grossing-up for Taxes

        If at any time the Borrowers or either of them are required to make any deduction or withholding in respect of Taxes from any payment due under any of the Security Documents, the sum due from the Borrowers in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Bank receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrowers shall indemnify the Bank against any losses or costs incurred by it by reason of any failure of the Borrowers or either of them to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrowers shall promptly deliver to the Bank any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

6.7     Loan account

        The Bank shall maintain, in accordance with its usual practice, an account or accounts evidencing the amounts from time to time lent by, owing to and paid to it under the Security Documents. Such account or accounts shall, in the absence of manifest error, be conclusive as to the amount from time to time owing by the Borrowers under the Security Documents and any certificate from the Bank as to the amount from time to time owing by the Borrowers under the Security Documents shall, in the absence of manifest error, be conclusive and the sum specified in any such certificate shall be the certain and liquidated sum owing by the Borrowers to the Bank.

7       Representations and warranties

7.1     Continuing representations and warranties

        The Borrowers jointly and severally represent and warrant to the Bank that:

7.1.1     Due incorporation

          the Borrowers and each of the other Security Parties are duly incorporated and validly existing in good standing under the laws of their respective countries of incorporation as Marshall Islands corporations (in the case of the Borrowers and the Corporate Guarantor) and as companies with limited liability (in the case of the other Security Parties), and have power to carry on their respective businesses as they are now being conducted and to own their respective property and other assets;

7.1.2     Corporate power

          each of the Borrowers has power to execute, deliver and perform its obligations under the Underlying Documents and the Security Documents to which it is a party and to borrow the Commitment and each of the other Security Parties has power to execute and deliver and perform its obligations under the Underlying Documents and the Security Documents to which it is or is to be a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and performance of the same and no limitation on the powers of either Borrower to borrow will be exceeded as a result of any transaction contemplated by this Agreement;

7.1.3     Binding obligations

          the Security Documents and the Underlying Documents constitute or will, when executed, constitute valid and legally binding obligations of the relevant Security Parties enforceable in accordance with their respective terms;

7.1.4     No conflict with other obligations

          the execution and delivery of, the performance of their respective obligations under, and compliance with the provisions of, the Underlying Documents and the Security Documents by the relevant Security Parties will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which either of the Borrowers or any other Security Party is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which either of the Borrowers or any other Security Party is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the memorandum and articles of association/articles of incorporation/by-laws/statutes or other constitutional documents of either of the Borrowers or any other Security Party or (iv) result in the creation or imposition of or oblige either of the Borrowers or any of its Related Companies or any other Security Party to create any Encumbrance (other than a Permitted Encumbrance) on the undertaking, assets, rights or revenues of either of the Borrowers or its Related Companies or any other Security Party;

7.1.5     No litigation

          no litigation, arbitration, investigation or proceeding (administrative or otherwise) is taking place, pending or, to the knowledge of the officers of either of the Borrowers, threatened against either of the Borrowers or any of its Related Companies or any other Security Party which could have a material adverse effect on the business, condition (financial or otherwise), assets or prospects of either of the Borrowers or any of their Related Companies or any other Security Party;

7.1.6     No filings required

          it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Underlying Documents or the Security Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to any of the Underlying Documents or the Security Documents and each of the Underlying Documents and the Security Documents is in proper form for its enforcement in the courts of each Relevant Jurisdiction;

7.1.7     Choice of law

          the choice of English law to govern the Underlying Documents and the Security Documents and the submissions by the Security Parties to the non-exclusive jurisdiction of the English courts or, as the case may be, the courts of Piraeus, are valid and binding,

7.1.8     No immunity

          neither of the Borrowers nor any other Security Party nor any of their respective assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgement, execution or other enforcement);

7.1.9     Shareholdings

          each of the Borrowers is a wholly-owned direct Subsidiary of the Corporate Guarantor and, on the date of this Agreement, no less than 2O% of the voting share capital of the Corporate Guarantor is ultimately beneficially owned by such two (2) persons and their immediate families as were disclosed by the Borrowers to the Bank in the negotiation of this Agreement; and

7.1.10    Consents obtained

          every consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by any Security Party to authorise, or required by any Security Party in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of each of the Underlying Documents and the Security Documents or the performance by each Security Party of its obligations under the Underlying Documents and the Security Documents has been obtained or made and is in full force and effect and there has been no default in the observance of any of the conditions or restrictions (if any) imposed in, or in connection with, any of the same;

7.1.11    Financial statements correct and complete

          the consolidated financial statements of the Group in respect of the financial half-year ended 30 June 2006 as delivered to the Bank have been prepared in accordance with the Applicable Accounting Principles which have been consistently applied and present fairly and accurately the consolidated financial position of the Group as at such date and the consolidated results of the operations of the Group for the period ended on such date and, as at such date, neither the Corporate Guarantor nor any of its Subsidiaries had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

7.1.12    No material adverse change

          there has been no material adverse change:

          (a) in the business, assets, operations, prospects or condition (financial or otherwise) of the Corporate Guarantor, the Borrowers or the Group as a whole, from that described by or on behalf of the Borrowers or any other Security Party to the Bank in the negotiation of this Agreement; or

          (b) in the business, assets, operations, prospects or the financial position of the Corporate Guarantor or the Group as a whole from that set forth in the semi-annual consolidated financial statements of the Group for the financial half-year ended 30 June 2006; or

          (c) in the ability of either of the Borrowers, the Corporate Guarantor or any other Security Party to comply with any of their respective obligations under the Security Documents or any of them; or

          (d) in the legality, validity or enforceability of any of the Security Documents or any of the rights or remedies of the Bank thereunder;

7.1.13    Borrowers' own account

          in relation to the borrowing by each Borrower of the loan or any part thereof, the performance and discharge of its obligations and liabilities under the Security Documents and the transactions and other arrangements effected or contemplated by this Agreement, each Borrower is acting for its own account and that the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure which has been implemented to combat "money laundering" (as defined in Article 1 of the Directive (91/3O8/EEC) of the Council of the European Communities (as amended)); and

7.1.14    Solvency

          (a) neither of the Borrowers nor any other Relevant Party is unable, or admits or has admitted its inability, to pay its debts or has suspended making payments on any of its debts;

          (b) neither of the Borrowers nor any other Relevant Party by reason of actual or anticipated financial difficulties has commenced, or intends to commence, negotiations with one or more of its creditors with a view to rescheduling any of its Indebtedness;

          (c) the value of the assets of each of the Borrowers and the other Relevant Parties is not less than their respective liabilities (taking into account contingent and prospective liabilities); and

          (d) no moratorium has been, or may, in the reasonably foreseeable future be, declared in respect of any Indebtedness of either Borrower or any other Relevant Party.

7.2     Initial representations and warranties

        The Borrowers further jointly and severally represent and warrant to the Bank that:

7.2.1     Pari passu

          the obligations of each Borrower under this Agreement are direct, general and unconditional obligations of such Borrower and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of such Borrower with the exception of any obligations which are mandatorily preferred by law and not by contract;

7.2.2     No default under other Indebtedness

          neither of the Borrowers nor any of their Related Companies nor any other Security Party is (nor would with the giving of notice or lapse of time or the satisfaction of any other condition or combination thereof be) in breach of or in default under any agreement relating to Indebtedness to which it is a party or by which it may be bound;

7.2.3     Information

          the information, exhibits and reports furnished by any Security Party to the Bank in connection with the negotiation and preparation of the Security Documents are true and accurate in all material respects and not misleading and all expressions of opinion contained therein genuinely reflect the opinions of the directors and the senior management of the Borrowers and the Corporate Guarantor and are based on reasonable assumptions; do not omit material facts and all reasonable enquiries have been made to verify the facts and statements contained therein; there are no other facts the omission of which would make any fact or statement therein misleading;

7.2.4     No withholding Taxes

          no Taxes are imposed by withholding or otherwise on any payment to be made by any Security Party under any of the Underlying Documents or the Security Documents or are imposed on or by virtue of the execution or delivery by the Security Parties of any of the Underlying Documents or the Security Documents or any other document or instrument to be executed or delivered under any of the Security Documents;

7.2.5     No Default

          no Default has occurred and is continuing;

7.2.6     No Default under Contracts or Refund Guarantees

          neither of the Borrowers is in default of any of its obligations under the relevant Contract or any of its obligations upon the performance or observance of which depend the continued liability of the Refund Guarantor in accordance with the terms of any Refund Guarantee relating to such Contract;

7.2.7     Freedom from Encumbrances

          (a) neither of the Borrowers has previously charged, encumbered or assigned the benefit of any of its rights, title and interest in or to the relevant Contract or any relevant Refund Guarantee and such benefit and all such rights, title and interest are freely assignable and chargeable in the manner contemplated by the Security Documents;

          (b) neither the Cash Collateral Account nor any other properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof is nor will be, on the first Bank Guarantee Issue Date or on the first Drawdown Date, subject to any Encumbrance (other than Permitted Encumbrances); and

7.2.8     Copies true and complete

          the originals of the executed Refund Guarantees delivered or to be delivered to the Bank pursuant to clause 9.1 are, or will when delivered be, true and complete originals of such documents and the copies of the other Underlying Documents delivered or to be delivered to the Bank pursuant to clause 9.1 are, or will when delivered be, true and complete copies of such documents; such documents constitute valid and binding obligations of the parties thereto enforceable in accordance with their respective terms and there will have been no amendments or variations thereof or defaults thereunder.

7.3     Repetition of representations and warranties

        On and as of each Bank Guarantee Issue Date and on each Drawdown Date and (except in relation to the representations and warranties in clause 7.2) on each Interest Payment Date, the Borrowers shall (a) be deemed to repeat the representations and warranties in clauses 7.1 and 7.2 as if made with reference to the facts and circumstances existing on such day and (b) be deemed to further represent and warrant to the Bank that the then latest financial statements of the Group delivered to the Bank (if any) have been prepared in accordance with the Applicable Accounting Principles which have been consistently applied and present fairly and accurately the consolidated financial position of the Group as at the end of the financial period to which the same relate and the consolidated results of the operations of the Group for the financial period to which the same relate and, as at the end of such financial period, neither the Corporate Guarantor nor any of its Subsidiaries had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements.

8       Undertakings

8.1     General

        Each of the Borrowers hereby undertakes with the Bank that, from the date of this Agreement and so long as the Borrowers remain under any obligation, actual or contingent, under this Agreement or any moneys are owing under any of the Security Documents and while all or any part of the Commitment remains outstanding, it will:

8.1.1     Notice of Default

          (a) promptly inform the Bank of any occurrence of which it becomes aware which might adversely affect the ability of any Security Party to perform its obligations under any of the Security Documents and, without limiting the generality of the foregoing, will inform the Bank of any Default forthwith upon becoming aware thereof and will from time to time, if so requested by the Bank, confirm to the Bank in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing; and

          (b) promptly inform the Bank of any occurrence of which it becomes aware which might adversely affect the ability or rights of either Borrower to make any claims under any relevant Refund Guarantee or the relevant Contract or which might reduce or release any of the obligations of the Refund Guarantor under any such Refund Guarantee or of the Builders under such Contract;

8.1.2     Consents and licences

          without prejudice to clauses 8.2 and 9, obtain or cause to be obtained, maintain in full force and effect and comply in all material respects with the conditions and restrictions (if any) imposed in, or in connection with, every consent, authorisation, licence or approval of governmental or public bodies or authorities or courts and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under applicable law for the continued due performance of all the obligations of the Security Parties under each of the Security Documents;

8.1.3     Conveyance on default

          where either Ship is (or is to be) sold in exercise of any power contained in the Pre-delivery Security Assignment relating to such Ship or otherwise conferred on the Bank, execute, forthwith upon request by the Bank, such form of conveyance of such Ship as the Bank may require;

8.1.4     Pari passu

          ensure that its obligations under this Agreement shall, without prejudice to the provisions of clause 8.2 and the security intended to be created by the Security Documents, at all times rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

8.1.5     Financial statements

          prepare or cause to be prepared consolidated financial statements of the Group in accordance with the Applicable Accounting Principles consistently applied in respect of each financial year and cause the same to be reported on by the Group's auditors and prepare or cause to be prepared unaudited consolidated financial statements of the Group for each financial-half year on the same basis as the annual statements, and deliver as many copies of the same as the Bank may reasonably require as soon as practicable but not later than one hundred and eighty (180) days (in the case of the audited financial statements) or ninety (90) days (in the case of the unaudited financial statements) after the end of the financial period to which they relate;

8.1.6     Delivery of reports

          deliver to the Bank as many copies as the Bank may reasonably require at the time of issue thereof of every report, circular, notice or like document issued by the Borrowers to their shareholders or creditors generally;

8.1.7     Provision of further information

          provide the Bank with such financial and other information concerning the Borrowers, their Related Companies, the other Security Parties, any Relevant Parties and their respective operations and affairs as the Bank may from time to time reasonably require;

8.1.8     Use of proceeds

          use the Loan exclusively for the purpose specified in clauses 1.1 and 2.3;

8.1.9     Obligations under Security Documents

          duly and punctually perform each of the obligations expressed to be assumed by it under the Security Documents;

8.1.10    Certificate of no Default

          (without prejudice to clause 8.1.1) at the same time as the Borrowers and/or the Corporate Guarantor provide the Bank with financial statements pursuant to clause 8.1.5 of this Agreement and clause 5.1.4 of the Corporate Guarantee, provide the Bank with a certificate signed by a member of the board of each Borrower and the Corporate Guarantor, confirming that, save as otherwise stated in such certificate, no Default has occurred and is continuing;

8.1.11    Consents and acknowledgements

          deliver to the Bank, not later than thirty (30) days after the earlier of (i) the first Drawdown Date and (ii) the first Bank Guarantee Issue
          Date:

          (a) each Refund Guarantee Assignment Consent and Acknowledgement in respect of each Refund Guarantee, each duly executed by the parties thereto;

          (b) each Contract Assignment Consent and Acknowledgement, each duly executed by the parties thereto;

          (c) evidence in form and substance satisfactory to the Bank of the authority of the parties executing the above said acknowledgments;

          (d) evidence that each Refund Guarantee has been duly registered with SAFE; and

          (e) a legal opinion (at the expense of the Borrowers) issued by the Bank's special legal advisers on matters of Chinese law in form and substance satisfactory to the Bank;

8.1.12    Supervision

          ensure that it, or the Manager or any other person appointed by the Manager and acceptable to the Bank (but no other person), will supervise and superintend the construction of its Ship; and

8.1.13    Know your customer information

          deliver to the Bank such documents and evidence as the Bank shall from time to time require relating to the verification of identity, and knowledge of its customers and the compliance by the Bank with all necessary "know your customer or similar checks, always on the basis of applicable laws and regulations or the Bank's own internal guidelines, in each case as such laws, regulations or internal guidelines apply from time to time.

8.2     Negative undertakings

        Each of the Borrowers undertakes with the Bank that, from the date of this Agreement and so long as the Borrowers remain under any obligation, actual or contingent, under this Agreement or any moneys are owing under any of the Security Documents and while all or any part of the Commitment remains outstanding, it will not, without the prior written consent of the Bank.

8.2.1     Negative pledge

          permit any Encumbrance (other than a Permitted Encumbrance) by any Security Party (other than Builders and the Refund Guarantor) to subsist, arise or be created or extended over all or any part of their respective present or future undertakings, assets, rights or revenues to secure or prefer any present or future Indebtedness of any Security Party or any other person;

8.2.2     No merger

          and will procure that the Corporate Guarantor will not, without the prior written consent of the Bank, merge or consolidate with any other company or person or enter into any demerger, amalgamation or corporate reconstruction or redomiciliation of any kind whatsoever;

8.2.3     Disposals

          sell, transfer, abandon lend or otherwise dispose of or cease to exercise direct control over any part (being either alone or, when aggregated with all other disposals falling to be taken into account pursuant to this clause 8.2.3, material in the opinion of the Bank in relation to the undertaking, assets, rights and revenues of such Borrower) of its present or future undertaking, assets, rights or revenues (otherwise than by transfers, sales or disposals for full consideration in the ordinary course of trading but excluding in any event the assets and rights which are the subject of security created by the Security Documents), whether by one or a series of transactions related or not;

8.2.4     Other business

          undertake any business other than the performance of the Contract relevant to such Borrower, including the supervision of the building and construction of the relevant Ship pursuant to such Contract and will procure that the Corporate Guarantor will not, without the prior written consent of the Bank, undertake any business other than that conducted by the Corporate Guarantor on the date of this Agreement;

8.2.5     Acquisitions

          acquire any further assets other than the relevant Ship and the relevant Contract and rights arising under contracts entered into by or on behalf of such Borrower in the ordinary course of its business of performing the Contract relevant to such Ship;

8.2.6     Other obligations

          incur any obligations except for obligations arising under the relevant Underlying Documents or the Security Documents or contracts entered into in the ordinary course of its business of performing the Contract relevant to such Ship;

8.2.7     No borrowing

          incur any Borrowed Money except for Borrowed Money pursuant to the Security Documents;

8.2.8     Repayment of borrowings

          repay the principal of, or pay interest on, or any other sum in connection with, any of its Borrowed Money except for Borrowed Money pursuant to the Security Documents;

8.2.9     Guarantees

          issue any guarantees or indemnities or otherwise become directly or contingently liable for the obligations of any person, firm, or corporation except pursuant to the Security Documents;

8.2.10    Loans

          make any loans or grant any credit (save for normal trade credit in the ordinary course of business) to any person or agree to do so;

8.2.11    Sureties

          permit any of its Indebtedness to be guaranteed or otherwise assured against financial loss by any person;

8.2.12    Shareholdings

          change, cause or permit any change in, the legal and/or ultimate beneficial ownership of either of the Borrowers or the Corporate Guarantor which would result in (a) either of the Borrowers ceasing to be a wholly owned direct Subsidiary of the Corporate Guarantor and/or
          (b) less than twenty per cent (20%) of the issued voting share capital of the Corporate Guarantor being ultimately beneficially owned by such two (2) persons and their immediate families as were disclosed by the Borrowers to the Bank in the negotiation of this Agreement to be the ultimate beneficial owners of no less than 20% of the shares in the Corporate Guarantor on the date of this Agreement;

8.2.13    Share capital and distribution

          purchase or otherwise acquire for value any shares of its capital or declare or pay any dividends or distribute any of its present or future assets, undertaking, rights or revenues to any of its shareholders;

8.2.14    Constitutional documents

          agree to any amendment or variation of its constitutional documents;
          or

8.2.15    Subsidiaries

          form or acquire any Subsidiaries.

9       Conditions

9.1     Documents and evidence

9.1.1     Commitment

          The obligation of the Bank to make the Commitment available shall be subject to the condition that the Bank or its duly authorised representative shall have received, not later than two (2) Banking Days before the date of this Agreement, the documents and evidence specified in Part 1 of schedule 2 in form and substance satisfactory to the Bank.

9.1.2     Bank Guarantee

          The obligation of the Bank to issue either Bank Guarantee shall be subject to the conditions that the Bank or its duly authorised representative shall have received, not later than two (2) Banking Days before the day on which the first Bank Guarantee Issue Request is given, the documents and evidence specified in Part 1 of schedule 2 in form and substance satisfactory to the Bank.

9.1.3     First Advances

          The obligation of the Bank to make a First Advance available shall be subject to the condition that the Bank or its duly authorised representative shall have received, not later than two (2) Banking Days before the day on which the Drawdown Notice for such First Advance is given, the documents and evidence specified in Part 2 of schedule 2 in respect of such First Advance in form and substance satisfactory to the Bank.

9.1.4     Second Advances

          The obligation of the Bank to make a Second Advance available shall be subject to the condition that the Bank or its duly authorised representative shall have received, on or prior to the drawdown of such Second Advance, the relevant documents and evidence specified in
          Part 3 of schedule 2 in respect of such Second Advance in form and substance satisfactory to the Bank.

9.1.5     Third Advances

          The Bank to make a Third Advance available shall be subject to the condition that the Bank or its duly authorised representative shall have received on or prior to the drawdown of such Third Advance the relevant documents and evidence specified in Part 4 of schedule 2 in respect of such Third Advance in form and substance satisfactory to the Bank.

9.1.6     Fourth Advances

          The obligation of the Bank to make a Fourth Advance available shall be subject to the condition that the Bank or its duly authorised representative shall have received on or prior to the drawdown of such Fourth Advance the relevant documents and evidence specified in Part 5 of schedule 2 in respect of such Fourth Advance in form and substance satisfactory to the Bank.

9.2       General conditions precedent

          The obligation of the Bank to make any Advance available or to issue either Bank Guarantee shall be subject to the further conditions that
          (a) at the time of the giving of the Drawdown Notice in respect of the relevant Advance or, as the case may be, at the time of the giving of the relevant Bank Guarantee Issue Request and (b) at the time of the making of the relevant Advance or, as the case may be, at the relevant Bank Guarantee Issue Date:

9.2.1 the representations and warranties contained in (a) clauses 7.1, 7.2 and 7.3(b) and (b) clause 4 of the Corporate Guarantee, are true and correct on and as of each such time as if each was made with respect to the facts and circumstances existing at such time; and

9.2.2 no Default shall have occurred and be continuing or would result from the making of such Advance or, as the case may be, the issuing of such Bank Guarantee.

9.3     Waiver of conditions precedent

        The conditions specified in this clause 9 are inserted solely for the benefit of the Bank and may be waived by the Bank in whole or in part and with or without conditions.

9.4     Further conditions precedent

        Not later than five (5) Banking Days prior to each Drawdown Date and each Bank Guarantee Issue Date and not later than five (5) Banking Days prior to each Interest Payment Date, the Bank may request and the Borrowers shall, not later than two (2) Banking Days prior to such date, deliver to the Bank on such request further favourable certificates and/or opinions as to any or all of the matters which are the subject of clauses 7, 8, 9 and 10 of this Agreement.

10      Events of Default

10.1    Events

        There shall be an Event of Default if:

10.1.1 Non-payment: any Security Party fails to pay any sum payable by it under any of the Security Documents at the time, in the currency and in the manner stipulated in the Security Documents (and so that, for this purpose, sums payable on demand shall be treated as having been paid at the stipulated time if paid within three (3) Banking Days of demand); or

10.1.2 Breach of material obligations: either Borrower commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under clauses 8.1.5 or 8.2 or the Corporate Guarantor commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under clauses 5.1.4, 5.2 or 5.3 of the Corporate Guarantee; or

10.1.3 Breach of other obligations: any Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Security Documents (other than those referred to in clauses 10.1 1 and 10.1.2 above) and, in respect of any such breach or omission which in the opinion of the Bank is capable of remedy, such action as the Bank may require shall not have been taken within fourteen (14) days (or any other longer period that the Bank may agree in its sole discretion) of the Bank notifying the relevant Security Party of such default and of such required action; or

10.1.4 Misrepresentation: any representation or warranty made or deemed to be made or repeated by or in respect of any Security Party in or pursuant to any of the Security Documents or in any notice, certificate or statement referred to in or delivered under any of the Security Documents is or proves to have been incorrect or misleading in any material respect; or

10.1.5 Cross-default: any Indebtedness of any Security Party or other Relevant Party is not paid when due or any Indebtedness of any Security Party or other Relevant Party becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by the relevant Security Party or other Relevant Party of a voluntary right of prepayment), or any creditor of any Security Party or other Relevant Party becomes entitled to declare any such Indebtedness due and payable or any facility or commitment available to any Security Party or other Relevant Party relating to Indebtedness is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned (unless the relevant Security Party or other Relevant Party shall have satisfied the Bank that such withdrawal, suspension or cancellation will not affect or prejudice in any way the relevant Security Party's or other Relevant Party's ability to pay its debts as they fall due and fund its commitments), or any guarantee given by any Security Party or other Relevant Party in respect of Indebtedness is not honoured when due and called upon; or

10.1.6 Consents and authorisations: any consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by either Borrower or any other Security Party to authorise, or required by either Borrower or any other Security Party in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of any of the Security Documents or the performance by either Borrower or any such Security Party of its obligations under any of the Security Documents is modified in a manner unacceptable to the Bank or is not granted or is revoked or terminated or expires and is not renewed or otherwise ceases to be in full force and effect; or

10.1.7 Legal process: any judgement or order made against any Security Party or other Relevant Party is not stayed or complied with within seven
          (7) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of any Security Party or other Relevant Party and is not discharged within seven (7) days; or

10.1.8 Insolvency: any Security Party or other Relevant Party is unable or admits inability to pay its debts as they fall due; suspends making payments on any of its debts or announces an intention to do so, becomes insolvent; has assets the value of which is less than the value of its liabilities (taking into account contingent and prospective liabilities); or suffers the declaration of a moratorium in respect of any of its Indebtedness; or any corporate action, legal proceedings or other procedure or step is taken in relation to any of the above; or

10.1.9 Reduction or loss of capital: a meeting is convened by any Security Party or other Relevant Party for the purpose of passing any resolution to purchase, reduce or redeem any of its share capital; or

10.1.10 Winding up: any corporate action, legal proceedings or other procedure or step is taken for the purpose of winding up any Security Party or other Relevant Party or an order is made or resolution passed for the winding up of any Security Party or other Relevant Party or a notice is issued convening a meeting for the purpose of passing any such resolution; or

10.1.11 Administration: any petition is presented, notice given or other step is taken for the purpose of the appointment of an administrator of any Security Party or other Relevant Party (not being a petition which the Borrowers can demonstrate to the satisfaction of the Bank, by providing an opinion of leading counsel to that effect, is frivolous, vexatious or an abuse of the process of the court) or the Bank believes in its reasonable opinion that any such petition or other step is imminent or an administration order is made in relation to any Security Party or other Relevant Party; or

10.1.12 Appointment of receivers, managers etc.: any administrative or other receiver, liquidator, compulsory manager or other similar officer is appointed of any Security Party or other Relevant Party or any part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any part of the assets of any Security Party or other Relevant Party; or

10.1.13 Compositions: any corporate action, legal proceedings or other procedures or steps are taken, or negotiations commenced, by any Security Party or other Relevant Party or by any of its creditors with a view to the general readjustment or rescheduling of all or part of its indebtedness or to proposing any kind of composition, compromise or arrangement involving such company and any of its creditors; or

10.1.14 Analogous proceedings: there occurs, in relation to any Security Party or other Relevant Party, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the opinion of the Bank, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 10.1.7 to 10.1.13 (inclusive) or any Security Party or other Relevant Party otherwise becomes subject. in any such country or territory, to the operation of any law relating to insolvency; bankruptcy or liquidation; or

10.1.15 Cessation of business: any Security Party or other Relevant Party suspends or ceases or threatens to suspend or cease to carry on its business; or

10.1.16 Seizure: all or a material part of the undertakings, assets, rights or revenues of, or shares or other ownership interests in, any Security Party or other Relevant Party are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any Government Entity; or

10.1.17 Invalidity: any of the Security Documents shall at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Security Documents shall at any time and for any reason be contested by any Security Party which is a party thereto, or if any such Security Party shall deny that it has any, or any further, liability thereunder; or

10.1.18 Unlawfulness: it becomes impossible or unlawful at any time for any Security Party to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Security Documents or for the Bank to exercise the rights or any of them vested in it under any of the Security Documents or otherwise; or

10.1.19 Repudiation: any Security Party repudiates any of the Security Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or

10.1.20 Encumbrances enforceable: any Encumbrance in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable; or

10.1.21 Material adverse change: there occurs an event or series of events which, in the opinion of the Bank might have a material adverse effect on:

          (a) the business, assets, operations, prospects or condition (financial or otherwise) of any Security Party or any other Relevant Party or the Group as a whole; or

          (b) the ability of any Security Party to comply with or perform any of its obligations under the terms of any of the Security Documents, or

          (c) the legality, validity or enforceability of any of the Security Documents or the rights or remedies of the Bank thereunder; or

10.1.22 Change in shareholdings: there is any change in the legal and/or ultimate beneficial ownership of any of the shares in either Borrower or the Corporate Guarantor which results in:

          (a) either of the Borrowers ceasing to be a wholly-owned direct Subsidiary of the Corporate Guarantor; and/or

          (b) less than 20% of the issued voting share capital of the Corporate Guarantor being ultimately beneficially owned by such two (2) persons and their immediate families as were disclosed by the Borrowers to the Bank in the negotiation of this Agreement to be the ultimate beneficial owners of no less than 20% of the shares in the Corporate Guarantor on the date of this Agreement; or

10.1.23 Demand under Bank Guarantee: a demand is made under either Bank Guarantee; or

10.1.24 Termination or variation of Contracts: either Contract is terminated or rescinded for any reason whatsoever or either Contract is frustrated or either Contract is varied in any manner not permitted by or pursuant to the relevant Pre-delivery Security Assignment or this Agreement, or

10.1.25 Termination of Refund Guarantees: any Refund Guarantee is repudiated, cancelled, rescinded or otherwise revoked or terminated (other than by the. return of such Refund Guarantee by the relevant Borrower to the Builders and/or the Refund Guarantor on or following the Delivery of the Ship relevant to such Refund Guarantee); or

10.1.26 Non-Delivery of Ship: either Ship is not delivered to, and accepted by, the relevant Borrower under the relevant Contract by 31 December 2010; or

10.1.27 Bank Guarantee in force: the Bank believes, in its absolute discretion, that the Bank Guarantees have not expired and the Outstanding Amount in respect of each Bank Guarantee has not been reduced to zero (0), in each case, by 31 December 2010; or

10.1.28 Cash Collateral Account: moneys are withdrawn from the Cash Collateral Account other than in accordance with clause 14 or the Account Pledge; or

10.1.29 Payments under Refund Guarantees: any claim made under any Refund Guarantee is not paid by the Refund Guarantor at the time specified by, and in accordance with, the terms of the relevant Refund Guarantee, after receipt by the Refund Guarantor of the relevant written demand thereunder; or

10.1.30 Material events: any other event occurs or circumstance arises which, in the reasonable opinion of the Bank, is likely materially and adversely to affect either (a) the ability of any Security Party to perform all or any of their respective obligations under or otherwise to comply with the terms of any of the Security Documents or (b) the security created by any of the Security Documents.

10.2    Acceleration

        The Bank may, without prejudice to any other rights of the Bank, at any time after the happening of an Event of Default by notice to the
        Borrowers:

10.2.1 declare that the obligation of the Bank to make the Commitment available and to issue the Bank Guarantees shall be terminated, whereupon the Commitment and the Facility Commitment shall be reduced to zero and such obligations of the Bank shall be terminated forthwith; and/or

10.2.2 declare that the Loan and all interest, commitment commission and guarantee commission accrued and all other sums payable under the Security Documents have become due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable; and/or

10.2.3 draw down any Advance or Advances and transfer the proceeds thereof immediately to the Cash Collateral Account (and the Borrowers hereby irrevocably and unconditionally authorise and direct the Bank to effect such transfer); and/or

10.2.4 require the Borrowers to pay to the Bank for credit to the Cash Collateral Account forthwith and/or at any other time specified by the Bank, such amount in Dollars which, as at the date of such notice by the Bank, is in the Bank's opinion (but in accordance with this Agreement and the other Security Documents) equal to (i) the Outstanding Amount of both the Bank Guarantees and (ii) the aggregate amount of any outstanding loans made by the Bank to the Borrowers pursuant to clause 2.5.1 in connection with both Bank Guarantees, less the amount standing to the credit of the Cash Collateral Account at such date, whereupon such amounts shall become due and payable immediately or in accordance with each such notice (it being understood that the Bank shall be entitled to give multiple such notices for further payment of moneys by the Borrowers to the Cash Collateral Account, at any time and from time to time following an Event of Default, notwithstanding that the Borrowers may have complied with one or more earlier notices).

10.3    Demand basis

        If, pursuant to clause 10.2.2, the Bank declares the Loan to be due and payable on demand, the Bank may by written notice to the Borrowers (a) call for repayment of the Loan on such date as may be specified whereupon the Loan shall become due and payable on the date so specified together with all interest, commitment commission and guarantee commission accrued and all other sums payable under this Agreement or
        (b) withdraw such declaration with effect from the date specified in such notice.

11      Indemnities

11.1    Miscellaneous indemnities

        The Borrowers shall on demand indemnify the Bank, without prejudice to any of the Bank's other rights under any of the Security Documents, against any loss (including loss of Margin) or expense which the Bank shall certify as sustained or incurred by it as a consequence of:

11.1.1 any default in payment by the Borrowers of any sum under any of the Security Documents when due;

11.1.2    the occurrence of any other Event of Default;

11.1.3 any prepayment of the Loan or part thereof being made under clauses 4.2, 4.3 or 12.1 or any other repayment of the Loan or part thereof being made otherwise than on an Interest Payment Date relating to the part of the Loan prepaid or repaid;

11.1.4 any Advance not being made for any reason (excluding any default by the Bank) after the Drawdown Notice for that Advance has been given; or

11.1.5 the issuance of either Bank Guarantee and/or the performance of the Bank's obligations thereunder,

          including, in any such case, but not limited to, any loss or expense sustained or incurred in maintaining or funding the Loan or any part thereof or any loan outstanding under clause 2.5.1 or in liquidating or re-employing deposits from third parties acquired to effect or maintain the Loan or any part thereof or any loan outstanding under clause 2.5.1.

11.2    Currency indemnity

        If any sum due from the Borrowers or either of them under any of the Security Documents or any order or judgement given or made in relation thereto has to be converted from the currency (the "first currency") in which the same is payable under the relevant Security Document or under such order or judgement into another currency (the "second currency") for the purpose of (a) making or filing a claim or proof against the Borrowers or either of them, (b) obtaining an order or judgement in any court or other tribunal or (c) enforcing any order or judgement given or made in relation to any of the Security Documents, the Borrowers shall indemnify and hold harmless the Bank from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Bank may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgement, claim or proof. Any amount due from the Borrowers or either of them under this clause 11.2 shall be due as a separate debt and shall not be affected by judgement being obtained for any other sums due under or in respect of any of the Security Documents and the term "rate of exchange" includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

11.3    Central Bank or European Central Bank reserve requirements indemnity

        The Borrowers shall on demand promptly indemnify the Bank against any cost incurred or loss suffered by the Bank as a result of its complying with the minimum reserve requirements of the European Central Bank and/or with respect to maintaining required reserves with the relevant national Central Bank to the extent that such compliance relates to the Bank's Commitment or the Facility Commitment, the Loan or any loans outstanding under clause 2.5.1 or the Bank Guarantees or deposits obtained by it to fund or maintain the whole or part of the Loan or any loans outstanding under clause 2.5.1 and such cost or loss is not recoverable by the Bank under clause 12.2.

11.4    Waiver

        In no event shall. the Bank or any of its Related Companies or any of their respective officers or directors be liable on any theory of liability for any special, indirect, consequential or punitive damages and each Borrower hereby waives, releases and agrees not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in its favour.

11.5    General indemnity

        The Borrowers jointly and severally hereby indemnify and agree to hold harmless the Bank and each of its respective Related Companies and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities, costs, legal and other expenses (altogether the "Losses"), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any claim, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Security Documents or any of them (or the transactions contemplated hereby or thereby) or any use made or proposed to be made with the proceeds of the Loan. This indemnity shall apply whether or not such claims, investigation, litigation or proceeding is brought by the Borrowers or either of them, any other Security Party, any Relevant Party, any of their respective shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent that such Losses are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or wilful misconduct

12      Unlawfulness and increased costs

12.1    Unlawfulness

        If it is or becomes contrary to any law or regulation for the Bank to make any Advance or to maintain the Commitment or fund the Loan or any loan outstanding under clause 2.5.1 or any part thereof, or to issue either Bank Guarantee or maintain the Facility Commitment, the Bank shall promptly give notice to the Borrowers whereupon (a) each of the Commitment and the Facility Commitment shall be reduced to zero, (b) the obligation of the Bank to issue either Bank Guarantee and to make available any Advance shall be terminated and (c) the Borrowers shall be obliged to prepay the Loan either (i) forthwith or (ii) on a future specified date not being earlier than the latest date permitted by the relevant law or regulation together with interest accrued to the date of prepayment and all other sums payable by the Borrowers under this Agreement.

12.2    Increased costs

        If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation. request or requirement, (whether or not having the force of law, but, if not having the force of law, with which the Bank or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits, is to:

12.2.1 subject the Bank to Taxes or change the basis of Taxation of the Bank with respect to any payment under any of the Security Documents (other than Taxes or Taxation on the overall net income, profits or gains of the Bank imposed in the jurisdiction in which its principal or fending office under this Agreement is located); and/or

12.2.2 increase the cost to, or impose an additional cost on, the Bank or its holding company in making or keeping the Commitment or the Facility Commitment available or maintaining or funding all or part of the Loan or any loan outstanding under clause 2.5.1 or maintaining the Bank Guarantees; and/or

12.2.3 reduce the amount payable or the effective return to the Bank under any of the Security Documents; and/or

12.2.4 reduce the Bank's or its holding company's rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to the Bank's obligations under any of the Security Documents; and/or

12.2.5 require the Bank or its holding company to make a payment or forego a return on or calculated by reference to any amount received or receivable by the Bank under any of the Security Documents; and/or

12.2.6 require the Bank to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of the Commitment or the Facility Commitment or the Loan or any loan outstanding under clause 2.5.1 or the Outstandings from its capital for regulatory purposes, then and in each such case:

          (a) the Bank shall notify the Borrowers in writing of such event promptly upon its becoming aware of the same; and

          (b) the Borrowers shall on demand pay to the Bank the amount which the Bank specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which the Bank regards as confidential) is required to compensate the Bank and/or (as the case may be) its holding company for such liability to Taxes, cost, reduction, payment, foregone return or loss.

          For the purposes of this clause 12.2, "holding company" means the company or entity (if any) within the consolidated supervision of which the Bank is included.

12.3    Exception

        Nothing in clause 12.2 shall entitle the Bank to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 6.6.

13      Security and set-off

13.1    Application of moneys

        All moneys received by the Bank under or pursuant to any of the Security Documents and expressed to be applicable in accordance with the provisions of this clause 13.1 shall be applied by the Bank in the following manner:

13.1.1 first in or toward payment of all unpaid fees, expenses, commitment commission and guarantee commission which may be owing to the Bank under any of the Security Documents;

13.1.2 secondly in or towards payment of any arrears of interest owing in respect of the Loan or any part thereof or any loan outstanding under clause 2.5.1;

13.1.3 thirdly in or towards repayment of the Loan and any loan outstanding under clause 2.5.1 (whether the same is due and payable or not);

13.1.4 fourthly in or towards payment to the Bank for any loss suffered by reason of any such payment in respect of principal not being effected on an interest Payment |_|ate relating to the part of the Loan repaid;

13.1.5 fifthly in or towards payment to the Cash Collateral Account of any moneys payable thereto in accordance with clause 10.2.4;

13.1.6 sixthly in or towards payment to the Bank of any other sums owing to it under any of the Security Documents; and

13.1.7 seventhly the surplus (if any) shall be paid to the Borrowers or to whomsoever else may be entitled to receive such surplus.

13.2    Set-off

13.2.1 The Borrowers authorise the Bank (without prejudice to any of the Bank's rights at law, in equity or otherwise), at any time and without prior notice to the Borrowers, to apply any credit balance to which the Borrowers or either of them are then entitled standing upon any account of the Borrowers or either of them with any branch of the Bank in or towards satisfaction of any sum due and payable from the Borrowers to the Bank under any of the Security Documents. For this purpose, the Bank is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application.

13.2.2 The Bank shall not be obliged to exercise any right given to it by this clause 13.2. The Bank shall notify the Borrowers forthwith upon the exercise or purported exercise of any right of set-off giving full details in relation thereto.

13.3    Further assurance

        The Borrowers jointly and severally undertake with the Bank that the Security Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under any of the Security Documents be valid and binding obligations of the respective parties thereto and rights of the Bank enforceable in accordance with their respective terms and that they will, at their expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Bank may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

13.4    Conflicts

        In the event of any conflict between this Agreement and any of the other Borrowers' Security Documents, the provisions of this Agreement shall prevail.

14      Cash Collateral Account

14.1    General

        The Borrowers jointly and severally undertake with the Bank that they will, on or before the first Bank Guarantee Issue Date, open the Cash Collateral Account.

14.2    Withdrawals

14.2.1 Unless the Bank otherwise agrees in writing, the Borrowers shall not be entitled to withdraw any moneys from the Cash Collateral Account at any time from the date of this Agreement and so long as any moneys are owing under the Security Documents whether actually or contingently, save that the Borrowers may withdraw moneys from the Cash Collateral Account for the purposes of transferring to the Bank (and each Borrower hereby irrevocably and unconditionally authorises the Bank to effect each such transfer) forthwith following a demand made under either Bank Guarantee, such amounts as the Borrowers are liable to pay to the Bank under clause 2.5.1 in respect of such demand. The Bank shall apply such moneys forthwith on receipt thereof in or towards discharge (in whole or, as the case may be, part) of such liability of the Borrowers or, in the Bank's absolute discretion, in direct payment to the Builders of any amount which the Builders have demanded under that Bank Guarantee.

14.2.2 Each Borrower hereby irrevocably and unconditionally authorises and directs the Bank to apply such funds in the manner and at the time referred to in clause 14.2.1.

14.3    Interest

        Amounts standing to the credit of the Cash Collateral Account shall bear interest at the rate (unless otherwise agreed between the Bank and the Borrowers) which is certified by the Bank to the Borrowers to be the rate quoted by the Bank to its customers for deposits in Dollars for such period as the Bank may determine and in an amount comparable with the amount for the time being standing to the credit of the Cash Collateral Account (such interest to be credited to the Cash Collateral Account and to accrue and be calculated in such manner as agreed from time to time between the relevant Borrower and the Bank).

14.4    Set-off

        Without in any way affecting the rights of the Bank under clause 13.2, upon the occurrence of a Default which is continuing or at any time thereafter the Bank shall be entitled to set-off and apply all sums standing to the credit of the Cash Collateral Account and accrued interest (if any) thereon without prior notice to the Borrowers in the manner specified in clause 13.1.

14.5    Deductions

        The Bank shall be entitled (but not obliged), at any time, to deduct from the balance for the time being standing to the credit of the Cash Collateral Account all other moneys which may fall due to be paid to the Bank under the terms of this Agreement and the other Security Documents or otherwise howsoever in connection with the Loan.

14.6    Continuing security

        The Bank shall not be obliged to exercise its rights under clauses 14.4 or 14.5 (but shall be entitled to do so as and when specified therein). Any moneys standing to the credit of the Cash Collateral Account from time to time shall constitute continuing security for the payment of all moneys and obligations, actual or contingent, of the Borrowers under this Agreement.

14.7    Pledging of Cash Collateral Account

        The Cash Collateral Account and all amounts from time to time standing to the credit thereof shall be subject to the security constituted and the rights conferred by the Account Pledge.

15      Assignment, transfer and lending office

15.1    Benefit and burden

        This Agreement shall be binding upon, and enure for the benefit of, the Bank and the Borrowers and their respective successors.

15.2    No assignment by Borrowers

        The Borrowers may not assign or transfer any of their respective rights or obligations under this Agreement.

15.3    Assignment by Bank

        The Bank may assign all or any part of its rights under this Agreement or under any of the other Security Documents to any other bank or financial institution (an "Assignee") following prior consultation with the Borrowers, unless the Assignee shall be a Related Company of the Bank (in which case no such consultation shall be required)

15.4    Transfer

        The Bank may transfer all or any part of its rights, benefits and/or obligations under this Agreement and/or any of the other Security Documents to any one or more banks or other financial institutions (a "Transferee'):

        (a) following prior consultation with the Borrowers, unless the Transferee shall be a Related Company of the Bank (in which case no such consultation shall be required); and

        (b) if the Transferee, by delivery of such undertaking or other document as the Bank may approve, becomes bound by the terms of this Agreement and agrees to perform all or, as the case may be, part of the Bank's obligations under this Agreement.

15.5    Documenting assignments and transfers

        If the Bank assigns all or any part of its rights or transfers all or any part of its rights, benefits and/or obligations as provided in clauses 15.3 or 15.4, respectively, the Borrowers jointly and severally undertake, immediately on being requested to do so by the Bank and at the cost of the Bank, to enter into, and procure that the other Security Parties shall enter into, such documents as may be necessary or desirable to transfer to the Assignee or Transferee all or the relevant part of the Bank's interest in the Security Documents and all relevant references in this Agreement to the Bank shall thereafter be construed as a reference to the Bank and/or its Assignee or Transferee (as the case may be) to the extent of their respective interests.

15.6    Lending office

        The Bank shall lend through its office at the address specified in the definition of "Bank" in clause 1.2 or through any other office of the Bank selected from time to time by it through which the Bank wishes to lend for the purposes of this Agreement. If the office through which the Bank is fending is changed pursuant to this clause 15.6, the Bank shall notify the Borrowers promptly of such change.

15.7    Disclosure of information

        The Bank may, following prior consultation with the Borrowers, disclose to a prospective assignee, transferee or to any other person who may propose entering into contractual relations with the Bank in relation to this Agreement such information about the Borrowers as the Bank shall consider appropriate.

16      Notices and other matters

16.1    Notices

        Every notice, request, demand or other communication under this Agreement or (unless otherwise provided therein) under any of the other Security Documents shall:

16.1.1 be in writing delivered personally or by first-class prepaid letter (airmail if available) or facsimile transmission or other means of telecommunication in permanent written form;

16.1.2 be deemed to have been received, subject as otherwise provided in the relevant Security Document, in the case of a letter, when delivered personally or five (5) days after it has been put in to the post and, in the case of a facsimile transmission or other means of telecommunication in permanent written form, at the time of despatch (provided that if the date of despatch is not a business day in the country of the addressee or if the time of despatch is after the close of business in the country of the addressee it shall be deemed to have been received at the opening of business on the next such business day); and

16.1.3    be sent:

          (a)  if to the Borrowers or either of them at:

               c/o Diana Shipping Services S.A. Pendelis 16
               175 64 Palaio Faliro
               Athens
               Greece

               Fax no:  +30 210 947 0101
               Attention: Mr Andreas Michalopoulos

          (b)  if to the Bank at:

               Fortis Bank
               166 Syngrou Ave. Athens 176 71
               Greece

               Fax No: + 30 210 954 4368
               Attention: Mr George Arcadis

          or to such other address and/or numbers as is notified by one party to the other party under this Agreement.

16.2    No implied waivers, remedies cumulative

        No failure or delay on the part of the Bank to exercise any power, right or remedy under any of the Security Documents shall operate as a waiver thereof, nor shall any single or partial exercise by the Bank of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Security Documents are cumulative and are not exclusive of any remedies provided by law.

16.3    English language

        All certificates, instruments and other documents to be delivered under or supplied in connection with any of the Security Documents shall be in the English language or shall be accompanied by a certified English translation upon which the Bank shall be entitled to rely.

16.4    Borrowers' obligations

16.4.1    Joint and several

          Notwithstanding anything to the contrary contained in any of the Security Documents, the agreements, obligations and liabilities of the Borrowers herein contained are joint and several and shall be construed accordingly. Each Borrower agrees and consents to be bound by the Security Documents to which it is, or is to be, a party notwithstanding that the other Borrower which is intended to sign or to be bound may not do so or be effectually bound and notwithstanding that any of the Security Documents may be invalid or unenforceable against the other Borrower, whether or not the deficiency is known to the Bank.

16.4.2    Borrowers as principal debtors

          Each Borrower acknowledges and confirms that it is a principal and original debtor in respect of all amounts which may become payable by the Borrowers in accordance with the terms of this Agreement or any of the other Security Documents and agrees that the Bank may also continue to treat it as such, whether or not the Bank is or becomes aware that such Borrower is or has become a surety for the other Borrower.

16.4.3    indemnity

          The Borrowers hereby agree jointly and severally to keep the Bank fully indemnified on demand against all damages, losses, costs and expenses arising from any failure of either Borrower to perform or discharge any purported obligation or liability of such Borrower which would have been the subject of this Agreement or any other Security Document had it been valid and enforceable and which is not or ceases to be valid and enforceable against a Borrower on any ground whatsoever, whether or not known to the Bank (including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of a Borrower (or any legal or other [imitation, whether under the Limitation Acts or otherwise or any disability or death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding up, administration, receivership, amalgamation, reconstruction or any other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Security Party)).

16.4.4    Liability unconditional

          None of the obligations or liabilities of the Borrowers under this Agreement or any other Security Document shall be discharged or reduced by reason of:

          (a) the death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of either Borrower or any other person liable;

          (b) the Bank granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, either Borrower or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting, varying any compromise, arrangement or settlement or omitting to claim or enforce payment from either Borrower or any other person liable; or

          (c) anything done or omitted which but for this provision might operate to exonerate the Borrowers or either of them.

16.4.5    Recourse to other security

          The Bank shall not be obliged to make any claim or demand or to resort to any Security Document or other means of payment now or hereafter held by or available to it for enforcing this Agreement or any of the Security Documents against a Borrower or any other person liable and no action taken or omitted by the Bank in connection with any such Security Document or other means of payment will discharge, reduce, prejudice or affect the liability of the Borrowers under this Agreement and the Security Documents to which any of them is, or is to be, a party.

16.4.6    Waiver of Borrowers' rights

          Each Borrower agrees with the Bank that, from the date of this Agreement and so long as any moneys are owing under the any of the Security Documents and while all or any part of the Commitment remains outstanding, it will not, without the prior written consent of the
          Bank:

          (a) exercise any right of subrogation, reimbursement and indemnity against the other Borrower or any other person liable under the Security Documents;

          (b) demand or accept repayment in whole or in part of any Indebtedness now or hereafter due to such Borrower from the other Borrower or from any other person liable or demand or accept any guarantee, indemnity or other assurance against financial loss or any document or instrument created or evidencing an Encumbrance in respect of the same or dispose of the same;

          (c) take any steps to enforce any right against the other Borrower or any other person liable in respect of any such moneys; or

          (d) claim any set-off or counterclaim against the other Borrower or any other person liable or claiming or proving in competition with the Bank in the liquidation of the other Borrower or any other person liable or have the benefit of, or share in, any payment from or composition with, the other Borrower or any other person liable or any other Security Document now or hereafter held by the Bank for any monies owing under this Agreement or for the obligations or liabilities of any other person liable but so that, if so directed by the Bank, it will prove for the whole or any part of its claim in the liquidation of the other Borrower or other person liable on terms that the benefit of such proof and all money received by it in respect thereof shall be held en trust for the Bank and applied in or towards discharge of any moneys owing under this Agreement in such manner as the Bank shall deem appropriate.

17      Governing law and jurisdiction

17.1    Law

        This Agreement is governed by, and shall be construed in accordance with, English law.

17.2    Submission to jurisdiction

        Each Borrower agrees, for the benefit of the Bank, that any legal action or proceedings arising out of or in connection with this Agreement against the Borrowers or either of them or any of their assets may be brought in the English courts. Each Borrower irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Nicolaou & Co. Chartered Accountants (attention Mr Antonis Nicolaou) at present of 25 Heath Drive, Potters Bar, Hefts, EN6 1EN, England to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Bank to take proceedings against the Borrowers or either of them in the courts of any other competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not. The parties further agree that only the Courts of England and not those of any other State shall have jurisdiction to determine any claim which the Borrowers or either of them may have against the Bank arising out of or in connection with this Agreement

17.3    Contracts (Rights of Third Parties) Act 1999

        No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

                                   Schedule I

            Form of Drawdown Notice and Bank Guarantee Issue Request

                                     Part A

                             Form of Drawdown Notice

                           (referred to in clause 2.2)

To:  Fortis Bank
     166 Syngrou Ave.
     Athens 176 71
     Greece

                                                                      [o] 200[o]

US$60,200,000 Loan Facility and US$36,451,100 Guarantee Facility
Facility Agreement dated [|X|] 2006 (the "Facility Agreement")

We refer to the Facility Agreement and hereby give you notice that we wish to draw down the [Bikini] [Eniwetok] [First] [Second] [Third] [Fourth] Advance, namely [|X|] Dollars ($[o]) on [o] 200[|X|] and select a first Interest Period in respect thereof [of [o] months] [ending on [|X|]]. The funds should be credited to [|X|]

We confirm that

(a) no event or circumstance has occurred and is continuing which constitutes a Default;

(b) the representations and warranties contained in (i) clauses 7.1, 7.2 and 7.3(b) of the Facility Agreement and (ii) clause 4 of the Corporate Guarantee, are true and correct at the date hereof as if made with respect to the facts and circumstances existing at such date;

(c) the borrowing to be effected by the drawdown of the said Advance[s] will be within our corporate powers, has been validly authorised by appropriate corporate action and will not cause any limit on our borrowings (whether imposed by statute, regulation, agreement or otherwise) to be exceeded; and

(d)  there has been no material adverse change.

     (i) in the business, assets, operations, prospects or the financial position of the Corporate Guarantor, the Borrowers or the Group as a whole, from that described by the Borrowers or any other Security Party to the Bank in the negotiation of this Agreement; or

     (ii) in the business, assets, operations, prospects or the financial position of the Corporate Guarantor or the Group as a whole from that set forth in the semi-annual consolidated financial statements of the Corporate Guarantor and its Subsidiaries for the financial half-year ended 30 June 2006; or

    (iii) in the ability of either of the Borrowers, the Corporate Guarantor or any other Security Party to comply with any of their respective obligations under the Security Documents or any of them; or

     (iv) in the legality, validity or enforceability of any of the Security Documents or any of the rights or remedies of the Bank thereunder.

Words and expressions defined in the Facility Agreement shall have the same meanings where used herein.



----------------------------------
For and on behalf of
BIKINI SHIPPING COMPANY INC.



----------------------------------
For and on behalf of
ENIWETOK SHIPPING COMPANY INC.

                                     Part B

                      Form of Bank Guarantee Issue Request

                           [referred to in clause 2.2)

To:  Fortis Bank
     166 Syngrou Ave.
     Athens 176 71
     Greece

                                                                      [|X|] 2006

US$60,200,000 Loan Facility and US$36,451,000 Guarantee Facility
Facility Agreement dated [+] 2006 (the "Facility Agreement")

We refer to the Facility Agreement and hereby request that the Bank issues the [Bikini] [Eniwetok] Bank Guarantee in favour of the Builders on [o] 2006 to the following bank (being the Builders' bank):

[provide Builders' bank details and SWIFT address]

We confirm that:

(a) no event or circumstance has occurred and is continuing which constitutes a Default;

(b) the representations and warranties contained in (i) clauses 7.1, 7.2 and 7.3(b) of the Facility Agreement and (ii) clause 4 of the Corporate Guarantee, are true and correct at the date hereof as if made with respect to the facts and circumstances existing at such date; and

(c)  there has been no material adverse change:

     (i) in the business, assets, operations, prospects or the financial position of the Corporate Guarantor, the Borrowers or the Group as a whole, from that described by the Borrowers or any other Security Party to the Bank in the negotiation of this Agreement; or

     (ii) in the business, assets, operations, prospects or the financial position of the Corporate Guarantor or the Group as a whole from that set forth in the semi-annual consolidated financial statements of the Corporate Guarantor and its Subsidiaries for the financial half-year ended 30 June 2006; or

    (iii) in the ability of any of the Borrowers, the Corporate Guarantor or any other Security Party to comply with any of their respective obligations under the Security Documents or any of them; or

     (iv) in the legality, validity or enforceability of any of the Security Documents or any of the rights or remedies of the Bank thereunder.

Words and expressions defined in the Facility Agreement shall have the same meanings where used herein.



----------------------------------
For and on behalf of
BIKINI SHIPPING COMPANY INC.



----------------------------------
For and on behalf of
ENIWETOK SHIPPING COMPANY INC.

                                   Schedule 2

             Documents and evidence required as conditions precedent

                           (referred to in clause 9.1)

                                     Part 1

                       Commitment and Facility Commitment

1    Constitutional documents

     Copies, certified by an officer of each Security Party (other than the Builders and the Refund Guarantor) as true, complete and up to date copies of all documents which contain or establish or relate to the constitution of that Security Party;

2    Corporate authorisations

     copies of resolutions of the directors and stockholders of each Security Party approving such of the Underlying Documents and the Security Documents to which such Security Party is, or is to be, a party and authorising the signature, delivery and performance of such Security Party's obligations thereunder, certified by an officer of such Security Party as:

2.1  being true and correct;

2.2 being duly passed at meetings of the directors of such Security Party and of the stockholders of such Security Party each duly convened and held;

2.3  not having been amended, modified or revoked; and

2.4  being in full force and effect,

     together with originals or certified copies of any powers of attorney issued by any Security Party pursuant to such resolutions;

3    Specimen signatures

     copies of the signatures of the persons who have been authorised on behalf of each Security Party (other than the Builders and the Refund Guarantor) to sign such of the Underlying Documents and the Security Documents to which such Security Party is, or is to be, party and to give notices and communications, including notices of drawing, under or in connection with the Security Documents, certified by an officer of such Security Party as being the true signatures of such persons;

4    Certificate of incumbency

     a list of directors and officers of each Security Party (other than the Builders and the Refund Guarantor) specifying the names and positions of such persons, certified by an officer of such Security Party to be true, complete and up to date;

5    Borrowers' consents and approvals

     a certificate from an officer of each of the Borrowers that no consents, authorisations, licences or approvals are necessary for that Borrower to authorise or are required by that Borrower in connection with the transactions contemplated by this Agreement or the execution, delivery and performance of the Borrowers' Security Documents;

6    Other consents and approvals

     a certificate from an officer of each Security Party (other than the Borrowers, the Builders and the Refund Guarantor) that no consents, authorisations, licences or approvals are necessary for such Security Party to guarantee and/or grant security for the obligations of the Borrowers pursuant to this Agreement and execute, deliver and perform the Security Documents insofar as such Security Party is a party thereto;

7    Chinese opinion

     an opinion of Zhong Lun Law Firm, special legal advisers on matters of Chinese law to the Bank;

9    Marshall Islands opinion

     an opinion of Cozen O'Connor, special legal advisers on matters of Marshall Islands law to the Bank;

9    Cash Collateral Account

     evidence that the Cash Collateral Account has been opened together with duly completed mandate forms in respect thereof;

10   Security Documents

10.1 the Corporate Guarantee, the Pre-delivery Security Assignments and the Account Pledge, each duly executed (together with all other documents to be executed and/or delivered to the Bank pursuant thereto); and

10.2 the Contract Assignment Consent and Acknowledgements and the Refund Guarantee Assignment Consent and Acknowledgments, each duly executed by the Borrowers;

11   Borrowers' process agent

     a letter from each Borrower's agent for receipt of service of proceedings referred to in clause 171 accepting its appointment under the said clause and under each of the other Security Documents in which it is or is to be appointed as such Borrower's agent;

12   Security Parties' process agent

     a letter from each Security Party's agent (other than the Borrowers, the Builders and the Refund Guarantor) for receipt of service of proceedings accepting its appointment under each of the Security Documents in which it is to be appointed as such Security Party's agent;

13   Underlying Documents

     a copy, certified as a true and complete copy by an officer of the relevant Borrowers of each of the Contracts and the original of each of the Refund Guarantees; and

14   Fees and commissions

     evidence that any fees and any commissions due under clause 5.1 have been paid in full

                                     Part 2

                                 First Advances

1    Past conditions precedent

     Evidence that the conditions precedent referred to in Part 1 of this schedule remain satisfied and that the Borrowers are in compliance with clause 8.11.11;

2    No claim

     if required by the Bank, evidence satisfactory to the Bank that the Builders (and any other party who may have a claim pursuant to either Contract) have no claims against the relevant Borrower and that there have been no breaches of the terms of either Contract or any Refund Guarantee or any default thereunder:

3    No variations to Contracts or Refund Guarantees

     if required by the Bank, evidence that there have been no amendments or variations agreed to either Contract or any Refund Guarantee and that no action has been taken by the Builders or the Refund Guarantor which might in any way render either Contract or any Refund Guarantee inoperative or unenforceable, in whole or in part;

4    No Encumbrance

     if required by the Bank, evidence that there is no Encumbrance of any kind created or permitted by any person on or relating to either Contract or any Refund Guarantee (other than Permitted Encumbrances);

5    Invoice and receipt

     an invoice from the Builders demanding the payment of the "1st Instalment" of the Contract Price payable under the Contract relevant to the First Advance to be drawn down (payable under Article II 3(a) thereof) and a receipt from the Builders evidencing payment of such instalment in full;

6    Fees and commissions

     evidence that any fees and commissions payable from the Borrowers to the Bank under clause 5.1 or any other provision of the Security Documents have been paid in full; and

7    Further conditions

     Any such other opinion or further condition as may be required by the Bank.

                                     Part 3

                                 Second Advances

1    Previous conditions precedent

     Evidence that the conditions precedent referred to in Part 1 and Part 2 of this schedule remain satisfied and that the Borrowers are in compliance with clause 8.1.11;

2    No claim

     if required by the Bank, evidence satisfactory to the Bank that the Builders (and any other party who may have a claim pursuant to either Contract) have no claims against the relevant Borrower and that there have been no breaches of the terms of either Contract or any Refund Guarantee or any default thereunder;

3    No variations to Contracts or Refund Guarantees

     if required by the Bank, evidence that there have been no amendments or variations agreed to either Contract or any Refund Guarantee and that no action has been taken by the Builders or the Refund Guarantor which might in any way render either Contract or any Refund Guarantee inoperative or unenforceable, in whole or in part;

4    No Encumbrance

     if required by the Bank, evidence that there is no Encumbrance of any kind created or permitted by any person on or relating to either Contract or any Refund Guarantee (other than Permitted Encumbrances);

5    Invoice and receipt

     an invoice from the Builders demanding the payment of the "2nd Instalment" of the Contract Price payable under the Contract relevant to the Second Advance to be drawn down (payable under Article II 3(b) thereof) and a receipt from the Builders evidencing payment of such instalment in full;

6    Fees and commissions

     evidence that any fees and commissions payable from the Borrowers to the Bank under clause 5.1 or any other provision of the Security Documents have been paid in full.

7    Confirmation of completion of stage of construction

     evidence from the Classification Society that the steel plate of the Ship relevant to the Second Advance to be drawn down has been cut in the Builders' workshop to its satisfaction; and

8    Further conditions

     any such other opinion or further condition as may be required by the Bank.

                                     Part 4

                                 Third Advances

1    Previous conditions precedent

     Evidence that the conditions precedent referred to in Part 1, Part 2 and
     Part 3 of this schedule remain satisfied and that the Borrowers are in compliance with clause 8.1.11;

2    No claim

     if required by the Bank, evidence satisfactory to the Bank that the Builders (and any other party who may have a claim pursuant to either Contract) have no claims against the relevant Borrower and that there have been no breaches of the terms of either Contract or any Refund Guarantee or any default thereunder;

3    No variations to Contracts or Refund Guarantees

     if required by the Bank, evidence that there have been no amendments or variations agreed to either Contract or any Refund Guarantee and that no action has been taken by the Builders or the Refund Guarantor which might in any way render either Contract or any Refund Guarantee inoperative or unenforceable, in whole or in part;

4    No Encumbrance

     if required by the Bank, evidence that there is no Encumbrance of any kind created or permitted by any person on or relating to either Contract or any Refund Guarantee (other than Permitted Encumbrances);

5    Invoice and receipt

     an invoice from the Builders demanding the payment of the "3rd instalment" of the Contract Price payable under the Contract relevant to the Third Advance to be drawn down (payable under Article II 3(c) thereof} and a receipt from the Builders evidencing payment of such instalment in full;

6    Fees and commissions

     evidence that any fees and commissions payable from the Borrowers to the Bank under clause 5.1 or any other provision of the Security Documents have been paid in full;

7    Confirmation of completion of stage of construction

     evidence from the Classification Society that the keel-laying of the Ship relevant to the Third Advance to be drawn down has been completed to its satisfaction; and

8    Further conditions

     any such other opinion or further condition as may be required by the Bank.

                                     Part 5

                                 Fourth Advances

1    Previous conditions precedent

     Evidence that the conditions precedent referred to in Part 1, Part 2, Part 3 and Part 4 of this schedule remain satisfied and that the Borrowers are in compliance with clause 8.1.11;

2    No claim

     if required by the Bank, evidence satisfactory to the Bank that the Builders (and any other party who may have a claim pursuant to either Contract) have no claims against the relevant Borrower and that there have been no breaches of the terms of either Contract or any Refund Guarantee or any default thereunder;

3    No variations to Contracts or Refund Guarantees

     if required by the Bank, evidence that there have been no amendments or variations agreed to either Contract or any Refund Guarantee and that no action has been taken by the Builders or the Refund Guarantor which might in any way render either Contract or any Refund Guarantee inoperative or unenforceable, in whole or in part;

4    No Encumbrance

     if required by the Bank, evidence that there is no Encumbrance of any kind created or permitted by any person on or relating to either Contract or any Refund Guarantee (other than Permitted Encumbrances);

5    Invoice and receipt

     an invoice from the Builders demanding the payment of the "4th Instalment" of the Contract Price payable under the Contract relevant to the Fourth Advance to be drawn down (payable under Article II 3(d) thereof) and a receipt from the Builders evidencing payment of such instalment in full;

6    Fees and commissions

     evidence that any fees and commissions payable from the Borrowers to the Bank under clause 5.1 or any other provision of the Security Documents have been paid in full;

7    Confirmation of completion of stage of construction

     evidence from the Classification Society that the launching of the Ship relevant to the Fourth Advance to be drawn down has been completed to its satisfaction; and

8    Further conditions

     any such other opinion or further condition as may be required by the Bank.

                                   Schedule 3

                             Form of Bank Guarantee

                   Exhibit "B" IRREVOCABLE LETTER OF GUARANTEE

                     FOR THE 2ND, 3RD, AND 4TH INSTALLMENTS

________________________________________________________________

_______________________________________ Bank

To: China Shipbuilding Trading Co_, Ltd. Date: ________
56(Yi) Zhongguancun Nan Da Jie, Beijing
100044, the People's Republic of China

Dear Sirs,

(1) In consideration of your entering into a Slip Sale Contract dated March 30, 2006 ("the Shipbuilding Contract") with __________________ as the buyer ("the BUYER") for the construction of one (1) 177000 Metric Tons Deadweight Bulk Carrier known as Shanghai Waigaoqiao Shipbuilding Co., Ltd.'s Hull No. ____ ("the VESSEL"), we, _______________, hereby IRREVOCABLY, ABSOLUTELY and UNCONDITIONALLY guarantee, as the primary obligor and not merely as the surety, the due and punctual payment by the BUYER of each and all of the 2nd, 3rd, and 4th installments of the Contract Price amounting to a total sum of United States Dollars Eighteen Million Sixty Thousand (US$ 18,060,000.00) as specified in (2) below.

(2) The Instalments guaranteed hereunder, pursuant to the terms of the Shipbuilding Contract, comprise the 2nd installment in the amount of U.S. Dollars Six Million Twenty Thousand (US$ 6,020,000.00) payable by the BUYER within three (3) New York banking days after cutting of the first steel plate in your BUILDER's workshop, the third installment in the amount of U.S. Dollars Six Million Twenty Thousand (US$ 6,020,000.00) payable by the BUYER within three (3) New York banking days after keel-laying of the first section of the VESSEL, and the 4th installment in the amount U.S. Dollars Six Million Twenty Thousand (US$ 6,020,000.00) payable by the BUYER within three (3) New York banking days after launching of the VESSEL.

(3) We also IRREVOCABLY, ABSOLUTELY and UNCONDITIONALLY guarantee, as primary obligor and not merely as surety, the due and punctual payment by the BUYER of interest on each Instalment guaranteed hereunder at the rate of Five paint Five percent (5.5%) per annum from and including the first day after the date of instalment in default until the date of full payment by us of such amount guaranteed hereunder.

(4) In the event that the BUYER fails to punctually pay any Instalment guaranteed hereunder or the BUYER fails to pay any interest thereon, and any such default continues for a period of fifteen (15) days, then, upon receipt by us of your first written demand, we shall immediately pay to you or your assignee all unpaid 2nd, 3rd and 4th Instalments, together with the interest as specified in paragraph. (3) hereof, without requesting you to take any or further action, procedure or step against the BUYER or with respect to any other security which you may hold.

(5) We hereby agree that at your option this Guarantee and the undertaking hereunder shall be assignable to and if so assigned shall inure to the benefit of any 3rd party designated by you or The Export-Import Bank of China, Head Office, Banking Department, Beijing, the People's Republic of China as your assignee as if any such third party or The Export-Import Bank of China, Head Office, Banking Department, Beijing, the People's Republic of China were originally named herein.

(6) Any payment by us under this Guarantee shall be made in the Unites States Dollars by telegraphic transfer to Bank of China, New York Branch, 410 Madison Avenue, New York, N.Y. 10017, U. S .A for credit to Account No.5003-6008046-000-001 of The Export-Import Bank of China, Beijing, the P.R. China, and further to CSTC Account No. 10-14-22100-0023-1 maintained with The Export-Import Bank of China, Banking Department (Swift Code:
     EIBCCNBJBKD) with requesting SWIFT advice (SWIFT MT100) from Buyer's Bank to The Export-Import Bank of China, Banking Department or through other receiving bank to be nominated by you from time to time, in favour of you or your assignee.

(7) Our obligations under this guarantee shall not be affected or prejudiced by any dispute between you as the SELLER and the BUYER under the Shipbuilding Contract or by the BUILDER's delay in the construction and/or delivery of the VESSEL due to whatever causes or by any variation or extension of their terms thereof or by any security or other indemnity now or hereafter held by you in respect thereof, or by any time or indulgence granted by you or any other person in connection therewith, or by any invalidity or unenforcibility of the terms thereof, or by any act, omission, fact or circumstances whatsoever, which could or might, but for the foregoing, diminish in any way our obligations under this Guarantee.

(8) Any claim or demand shall be in writing signed by one of your officers and may be served on us either by hand or by post and if sent by post to _____________________________ (or such other address as we may notify to you in writing), or by tested telex (telex NO: ____________) via Bank of China, with confirmation in writing.

(9) This Letter of Guarantee shall come into full force and effect upon delivery to you of this Guarantee and shall continue in force and effect until the VESSEL is delivered to and accepted by the BUYER and the BUYER shall have performed all its obligations for taking delivery thereof or until the full payment of all 2nd, 3rd, and 4th Instalments together with the aforesaid interests by the BAYER or us, whichever first occurs.

(10) The maximum amount, however, that we are obliged to pay to you under this Guarantee shall not exceed the aggregate amount of U.S. Dollars Eighteen Million Two Hundred and Twenty Five Thousand Five Hundred and Fifty (US$ 18,225,550.00) being an amount equal to the sum of:-

     (a) All the 2nd, 3rd and 4th instalments guaranteed hereunder in the total amount of United States Dollars Eighteen Million Sixty Thousand (US$ 18,060,000.00) ; and

     (b) Interest at the rate of Five point Five percent (5.5%) per annum on the Instalment for a period of sixty (60) days in the amount of United States Dollars One Hundred Sixty Five Thousand Five Hundred and Fifty (US$ 165,550.00).

(11) All payments by us under this Guarantee shall be made without any set-off or counterclaim and without deduction or withholding for or on account of any taxes, duties, or charges whatsoever unless we are compelled by law to deduct or withhold the same. In the latter event we shall make the minimum deduction or withholding permitted and will pay such additional amounts as may be necessary in order that the net amount received by you after such deductions or withholdings shall equal the amount which would have been Shipbuilding Contract received had no such deduction or withholding been required to be made.

(12) This Letter of Guarantee shall he construed in accordance with and governed by the Laws of England. We hereby submit to the non-exclusive jurisdiction of the English courts for the purposes of any legal action or proceedings in comedian herewith in England.

(13) This Letter of Guarantee shall have expired as aforesaid, you will return the same to us without any request or demand from us.

(14) IN WETNESS WI REOF, we have caused this Letter of Guarantee to be executed and delivered by our duly authorized representative the day and year above written.

Very Truly Yours


By:_______________________________

                                   Schedule 4

                           Form of Corporate Guarantee

Private & Confidential

                               Dated   November 2006
                              ---------------------

                               DIANA SHIPPING INC.                (1)

                                       and

                                   FORTIS BANK                    (2)

                  ---------------------------------------------

                               CORPORATE GUARANTEE

                  ---------------------------------------------

                                                                     ^
                                                                     NORTON ROSE

                                    Contents

Clause                                                                  Page

1   Interpretation ........................................................1

2   Guarantee .............................................................3

3   Payments and Taxes: ...................................................6

4   Representations and warranties ........................................7

5   Undertakings .........................................................10

6   Set-off ..............................................................12

7   Benefit of this Guarantee ............................................13

8   Notices and other matters ............................................13

9   Law and jurisdiction .................................................15

THIS GUARANTEE is dated ___ November 2006 and made BETWEEN:

(1)     DIANA SHIPPING INC. (the "Guarantor"); and

(2)     FORTIS BANK (the "Bank").

WHEREAS:

(A) by a facility agreement dated November 2046 (the "Agreement") and made between (1) Bikini Shipping Company Inc_ and Eniwetok Company Inc. as joint and several borrowers (the "Borrowers") and (2) the Bank as lender, the Bank agreed (inter alia) to make available to the Borrowers, upon the terms and conditions therein contained, a loan facility of up to Sixty million two hundred thousand Dollars ($60,200,000) and a guarantee facility of up to Thirty six million four hundred and fifty thousand one hundred Dollars ($36,451,100); and

(B) the execution and delivery of this Guarantee is one of the conditions precedent to the Bank making the Commitment available under the Agreement.

IT IS AGREED as follows:

1       Interpretation

1.1     Defined expressions

        In this Guarantee, unless the context otherwise requires or unless otherwise defined in this Guarantee, words and expressions defined in the Agreement and used in this Guarantee shall have the same meanings where used in this Guarantee.

1.2     Definitions

        In this Guarantee, unless the context otherwise requires:

        "Accounting Information" means (a) the annual audited consolidated financial statements of the Group and (b) the semi-annual unaudited consolidated financial statements of the Group, each as provided or (as the context may require) to be provided to the Bank in accordance with clause 8.1.5 of the Agreement and clause 5.1.4 of this Guarantee;

        "Accounting Period" means (a) each financial year of the Guarantor and
        (b) the first half-year of each financial year of the Guarantor, for which Accounting Information is required to be delivered pursuant to the Agreement and/or this Guarantee;

        "Applicable Accounting Principles" means US GAAP (being accounting principles and practices accepted from time to time in the United States of America);

        "Bank" includes the successors in title, Assignees and/or Transferees of the Bank;

        "Current Assets" means, in respect of an Accounting Period, the aggregate of the cash and marketable securities, trade and other receivables from persons other than a member of the Group realisable within one (1) year, inventories and prepaid expenses which are to be charged to income within one (1) year less any doubtful debts and any discounts or allowances given, in each case in relation to the Group, as stated in the then most recent Accounting Information relevant to such Accounting Period;

        "Debt" means in relation to any member of the Group (the "debtor"):

        (a)     Borrowed Money of the debtor;

        (b) liability for any credit to the debtor from a supplier of goods or services or under any instalment purchase or payment plan or other similar arrangement;

        (c) contingent liabilities of the debtor (including without limitation any taxes or other payments under dispute) which have been or, under the Applicable Accounting Principles consistently applied, should be recorded in the notes to the Accounting Information;

        (d)     deferred tax of the debtor; and

        (e) liability under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person who is not a member of the Group which would fall within
                (a) to (d) above if the references to the debtor referred to the other person;

        "Fleet Market Value" means, as of the date of calculation, the aggregate market value of the Fleet Vessels as most recently determined pursuant to valuations obtained by the Bank (at the expense of the Guarantor once per calendar year) and made in a manner acceptable to the Bank in its sole discretion;

        "Fleet Vessels" means the vessels from time to time owned by the members of the Group and "Fleet Vessel" means any of them;

        "Group" means, together, the Guarantor and its Subsidiaries from time to time (including, for the avoidance of doubt, each of the Borrowers) and "member of the Group" shall be construed accordingly;

        Guarantee" includes each separate or independent stipulation or agreement by the Guarantor contained in this Guarantee;

        "Guaranteed Liabilities" means all moneys, obligations and liabilities expressed to be guaranteed by the Guarantor in clause 2.1;

        "Guarantor" includes the successors in title of the Guarantor;

        "Incapacity means, in relation to a person, the death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity whatsoever of that person (and, in the case of a partnership, includes the termination or change in the composition of the partnership);

        "Leverage Ratio" means, in respect of an Accounting Period, the ratio of
        (a) the Total Debt to (b) the Total Assets of the Group, as stated in the then most recent Accounting Information relevant to such Accounting Period;

        "Liquid Funds" means cash in hand or held with banks or other financial institutions which is free of any Encumbrances (other than Permitted Encumbrances);

        Net Worth" means, in respect of an Accounting Period, the sum of (a) the Total Assets minus (b) the Total Debt, as stated in the then most recent Accounting Information relevant to such Accounting Period;

        "Relevant Jurisdiction" means any jurisdiction in which or where the Guarantor is incorporated, resident, domiciled, has a permanent establishment, carries on, or has a place of business or is otherwise effectively connected;

        "Tangible Fixed Assets" means, in respect of an Accounting Period, the aggregate of (a) the Fleet Market Value and (b) the book value (i.e. less depreciation computed in accordance with the Applicable Accounting Principles consistently applied) on a consolidated basis of all other tangible fixed assets of the Group (i.e. excluding Fleet Vessels), as stated in the then most recent Accounting information relevant to such Accounting Period;

        "Total Assets" means, in respect of an Accounting Period, the aggregate of Current Assets and Tangible Fixed Assets; and

        "Total Debt" means, in respect of an Accounting Period, the aggregate amount of Debt owed by the members of the Group (other than any Debt owing by any member of the Group to another member of the Group), as stated in the then most recent Accounting Information relevant to such Accounting Period;

1.3     Headings

        Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Guarantee

1.4     Construction of certain terms

        In this Guarantee, unless the context otherwise requires:

1.4.1 references to clauses are to be construed as references to the clauses of this Guarantee;

1.4.2 references to (or to any specified provision of} this Guarantee or any other document shall be construed as references to this Guarantee, that provision or that document as in force for the time being and as amended from time to time in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties;

14.3    words importing the plural shall include the singular and vice versa;

14.4    references to a time of day are to London time;

1.4.5 references to a person shall be construed as including references to an individual, firm, company, corporation, unincorporated body of persons or any Government Entity;

1.4.6 references to .a "guarantee" include references to an indemnity or other assurance against financial loss including, without limitation, any obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and "guaranteed" shall be construed accordingly; and

1.4.7 references to any enactment, amended or extended shall be deemed to include reference to such enactment as re-enacted, amended or extended.

2       Guarantee

2.1     Covenant to pay

        In consideration of the Bank making or continuing loans or advances to, or otherwise giving credit or granting banking facilities or accommodation or granting time to, the Borrowers pursuant to the Agreement, the Guarantor hereby guarantees to pay to the Bank, on demand by the Bank, all moneys and discharge all obligations and liabilities now or hereafter due, owing or incurred by the Borrowers or either of them to the Bank under or pursuant to the Agreement and/or the other Security Documents when the same become due for payment or discharge whether by acceleration or otherwise, and whether such moneys, obligations or liabilities are express or implied, present, future or contingent, joint or several, incurred as principal or surety, originally owing to the Bank or purchased or otherwise acquired by it, denominated in Dollars or in any other currency, or incurred on any banking account or in any other manner whatsoever.

        Such liabilities shall, without limitation, include interest (as well after as before judgment) to date of payment at such rates and upon such terms as may from time to time be agreed, commission, fees and other charges and all legal and other costs, charges and expenses on a full and unqualified indemnity basis which may be incurred by the Bank in relation to any such moneys, obligations or liabilities or generally in respect of the Borrowers or either of them, or the Guarantor.

2.2     Guarantor as principal debtor; indemnity

        As a separate and independent stipulation, the Guarantor agrees that if any purported obligation or liability of the Borrowers or either of them which would have been the subject of this Guarantee had it been valid and enforceable is not or ceases to be valid or enforceable against the Borrowers or either of them on any ground whatsoever whether or not known to the Bank (including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of the Borrowers or either of them or any legal or other limitation, whether under the Limitation Acts or otherwise or any disability or Incapacity or any change in the constitution of the Borrowers or either of them) the Guarantor shall nevertheless be liable to the Bank in respect of that purported obligation or liability as if the same were fully valid and enforceable and the Guarantor were the principal debtor in respect thereof. The Guarantor hereby agrees to keep the Bank fully indemnified on demand against all damages, losses, costs and expenses arising from any failure of the Borrowers or either of them to perform or discharge any such purported obligation or liability.

2.3     Statements of account conclusive

        Any statement of account, signed as correct by an officer of the Bank, showing the amount of the Guaranteed Liabilities shall, in the absence of manifest error, be binding on and conclusive against the Guarantor.

2.4     No security taken by Guarantor

        The Guarantor warrants that it has not taken or received, and undertakes that until all the Guaranteed Liabilities of the Borrowers have been paid or discharged in full, it will not take or receive, the benefit of any security from the Borrowers or either of them or any other person in respect of its obligations under this Guarantee.

2.5     Interest

        The Guarantor agrees to pay interest on each amount demanded of it under this Guarantee from the date of such demand until payment (as well after as before judgment) at the rate specified in clause 3.4 of the Agreement which shall apply to this Guarantee mutatis mutandis. Such interest shall be compounded at the end of each period determined for this purpose by the Bank in the event of it not being paid when demanded but without prejudice to the Bank's right to require payment of such interest.

2.6     Continuing security and other matters This Guarantee shall:

2.6.1 secure the ultimate balance from time to time owing to the Bank by the Borrowers or either of them and shall be a continuing security, notwithstanding any settlement of account or other matter whatsoever;

2.6.2 be in addition to any present or future right or remedy held by or available to the Bank; and

2.6.3 not be in any way prejudiced or affected by the existence of any such rights or remedies or by the same becoming wholly or in part void, voidable or unenforceable on any ground whatsoever or by the Bank dealing with, exchanging, varying or failing to perfect or enforce any of the same or giving time for payment or indulgence or compounding with any other person liable.

2.7     Liability unconditional

        The liability of the Guarantor shall not be affected nor shall this Guarantee be discharged or reduced by reason of:

2.7.1 the Incapacity or any change in the name, style or constitution of the Borrowers or either of them or any other person liable;

2.7.2 the Bank granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, the Borrowers or either of them or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting or varying any compromise, arrangement or settlement or omitting to claim or enforce payment from the Borrowers or either of them or any other person liable; or

2.7.3 any act or omission which would not have discharged or affected the liability of the Guarantor had it been a principal debtor instead of a guarantor or by anything done or omitted which but for this provision might operate to exonerate the Guarantor.

2.8     Other claims

        The Bank shall not be obliged to make any claim or demand on, or take any other action against, the Borrowers or either of them or to resort to any other means of payment now or hereafter held by or available to the Bank before enforcing this Guarantee and no action taken or omitted by the Bank in connection with any other means of payment shall discharge, reduce, prejudice or affect the liability of the Guarantor under this Guarantee nor shall the Bank be obliged to apply any money or other property received or recovered in consequence of any enforcement or realisation of any such other means of payment in reduction the Guaranteed Liabilities.

2.9     Waiver of Guarantor's rights

        Until all the Guaranteed Liabilities have been paid, discharged or satisfied in full (and notwithstanding payment of a dividend in any liquidation or under any compromise or arrangement) the Guarantor agrees that, without the prior written consent of the Bank, it will not:

2.9.1 exercise its rights of subrogation, reimbursement and indemnity against the Borrowers or either of them or any other person liable in respect of any Guaranteed Liabilities;

2.9.2 demand or accept repayment in whole or in part of any Indebtedness now or hereafter due to the Guarantor from the Borrowers or either of them or from any other person liable in respect of any Guaranteed Liabilities;

2.9.3 take any step to enforce any right against the Borrowers or either of them or any other person liable in respect of any Guaranteed Liabilities; or

2.9.4 claim any set-off or counterclaim against the Borrowers or either of them or any other person liable or claim or prove in competition with the Bank in the liquidation of the Borrowers or either of them or any other person liable in respect of any Guaranteed Liabilities or have the benefit of, or share in, any payment from or composition with, the Borrowers or either of them or any other person liable in respect of any Guaranteed Liabilities now or hereafter held by the Bank for any Guaranteed Liabilities or for the obligations or liabilities of any other person liable but so that, if so directed by the Bank, it will prove for the whole or any part of its claim in the liquidation of the Borrowers or either of them or any other person liable in respect of any Guaranteed Liabilities on terms that the benefit of such proof and of all money received by it in respect thereof shall be held on trust for the Bank and applied in or towards discharge of the Guaranteed Liabilities in such manner as the Bank shall deem appropriate.

        The Guarantor . also hereby waives unconditionally and unreservedly its rights under Articles 855, 861, 862, 863, 866, 867 and 868 of the Greek Civil Code.

2.10    Suspense accounts

        Any money received in connection with this Guarantee (whether before or after any Incapacity of the Borrowers or either of them or the Guarantor) may be placed to the credit of a suspense account with a view to preserving the rights of the Bank to prove for the whole of its claims against the Borrowers or either of them or any other person liable or may be applied in or towards satisfaction of such of the Guaranteed Liabilities as the Bank may from time to time conclusively determine in its absolute discretion.

2.11    Settlements conditional

        Any release, discharge or settlement between the Guarantor and the Bank shall be conditional upon no security, disposition or payment to the Bank by the Borrowers or either of them or any other person liable being void, set aside or ordered to be refunded pursuant to any enactment or law relating to bankruptcy, liquidation, administration or insolvency or for any other reason whatsoever and if such condition shall not be fulfilled the Bank shall be entitled to enforce this Guarantee subsequently as if such release, discharge or settlement had not occurred and any such payment had not been made.

2.12    Guarantor to deliver up certain property

        If, contrary to clauses 2.4 or 2.9, the Guarantor takes or receives the benefit of any security or receives or recovers any money or other property, such security, money or other property shall be held on trust for the Bank and shall be delivered to the Bank on demand.

2.13    Retention of this Guarantee

        The Bank shall be entitled to retain this Guarantee after as well as before the payment or discharge of all the Guaranteed Liabilities for such period as the Bank may determine, but in any event no longer than twenty four (24) months after the end of the Security Period.

3       Payments and Taxes

3.1     No set off or counterclaim

        All payments to be made by the Guarantor under this Guarantee shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in clause 3.2, free and clear of any deductions or withholdings, in Dollars on the due date to such account at such bank in such place as the Bank may from time to time specify for this purpose.

3.2     Grossing up for Taxes

        if at any time the Guarantor is required to make any deduction or withholding in respect of Taxes from any payment due under this Guarantee for the account of the Bank, the sum due from the Guarantor in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Bank receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Guarantor shall indemnify the Bank against any losses or costs incurred by it by reason of any failure of the Guarantor to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Guarantor shall promptly deliver to the Bank any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

3.3     Currency indemnity

        If any sum due from the Guarantor under this Guarantee or any order or judgment given or made in relation hereto has to be converted from the currency (the "first currency") in which the same is payable under this Guarantee or under such order or judgment into another currency (the "second currency") for the purpose of (a) making or filing a claim or proof against the Guarantor, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to this Guarantee, the Guarantor shall indemnify and hold harmless the Bank from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Bank may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Guarantor under this clause 3.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Guarantee and the term "rate of exchange" includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

4       Representations and warranties

4.1     Continuing representations and warranties

        The Guarantor represents and warrants to the Bank that

4.1.1   Due incorporation

        the Guarantor is duly incorporated and validly existing in good standing under the laws of the Republic of the Marshall Islands as a Marshall islands corporation and has power to carry on its business as it is now being conducted and to own its property and other assets;

4.1.2   Corporate power

        the Guarantor has power to execute, deliver and perform its obligations under this Guarantee and the other Security Documents to which it is or is to be a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and performance of the same and no limitation on the powers of the Guarantor to borrow or grant security or give guarantees will be exceeded as a result of giving this Guarantee or any of the other Security Documents to which it is or is to be a party;

4.1.3   Binding obligations

        this Guarantee and the other Security Documents to which the Guarantor is or is to be a party constitute or will, when executed, constitute valid and legally binding obligations of the Guarantor enforceable in accordance with their respective terms;

4.1.4   No conflict with other obligations

        the execution and delivery of, the performance of its obligations under, and compliance with the provisions of, this Guarantee and the Security Documents to which the Guarantor is or is to be a party by the Guarantor will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which the Guarantor is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which the Guarantor is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the constitutional documents of the Guarantor or (iv) result in the creation or imposition of or oblige the Guarantor to create any Encumbrance on any of the Guarantor's undertakings, assets, rights or revenues;

4.1.5   No litigation

        no litigation, arbitration or administrative proceeding is taking place, pending or, to the knowledge of the officers of the Guarantor, threatened against the Guarantor or any of its Related Companies which could have a material adverse effect on the business, assets or financial condition of the Guarantor;

4.1.6   No filings required

        it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Guarantee or any of the other Security Documents to which the Guarantor is or is to be a party that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to this Guarantee or any such Security Document and each of this Guarantee and any such Security Document is in proper form for its enforcement in the courts of each Relevant Jurisdiction;

4.1.7   Choice of law

        the choice by the Guarantor of English law to govern this Guarantee and the other Security Documents to which the Guarantor is or is to be a party, and the submission by the Guarantor to the non-exclusive jurisdiction of the English courts are valid and binding;

4.1.8   No immunity

        neither the Guarantor nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgement, execution or other enforcement);

4.1.9   Financial statements correct and complete

        the unaudited consolidated financial statements of the Group in respect of the financial half-year ended on 30 June 2006 as delivered to the Bank have been prepared in accordance with the Applicable Accounting Principles which have been consistently applied and present fairly and accurately the consolidated financial position of the Group as at such date and the consolidated results of the operations of the Group for the financial period ended on such date and, as at such date, neither the Guarantor nor any of its Subsidiaries had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

4.1.10  Consents obtained

        every consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by the Guarantor to authorise, or required by the Guarantor in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of this Guarantee and each of the other Security Documents to which it is or is to be a party or the performance by the Guarantor of its obligations under this Guarantee or the other Security Documents to which it is or is to be a party has been obtained or made and is in full force and effect and there has been no default in the observance of any of the conditions or restrictions (if any) imposed in, or in connection with, any of the same;

4.1.11  No material adverse change

        there has been no material adverse change:

        (a) in the business, assets, operations, prospects or condition (financial or otherwise) of the Guarantor, the Borrowers or the Group as a whole, from that described by or on behalf of the Guarantor to the Bank in the negotiation of this Guarantee;

        (b) in the business, assets, operations, prospects or the financial position of the Guarantor or the Group as a whole from that set forth in the semi-annual unaudited consolidated financial statements of the Group for the financial half-year year ended 30 June 2006; or

        (c) in the ability of either of the Borrowers, the Guarantor or any other Security Party to comply with any of their respective obligations under the Security Documents or any of them; or

        (d) in the legality, validity or enforceability of any of the Security Documents or any of the rights or remedies of the Bank thereunder; and

4.1.12  Shareholdings

        each of the Borrowers is a wholly-owned direct Subsidiary of the Guarantor and, on the date of this Guarantee, no less than 20% of the voting share capital of the Guarantor is ultimately beneficially owned by such two (2) persons and their immediate families as has been disclosed by the Borrowers to the Bank in the negotiation of the Agreement.

4.2     Initial representations and warranties

        The Guarantor further represents and warrants to the Bank that:

4.2.1   Pan passu

        without prejudice to clause 5.2, the obligations of the Guarantor under this Guarantee are direct, general and unconditional obligations of the Guarantor and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Guarantor with the exception of any obligations which are mandatorily preferred by law;

4.2.2   No default under other Indebtedness

        the Guarantor is not, nor would with the giving of notice or lapse of time or the satisfaction of any other condition or any combination thereof be, in breach of or in default under any agreement relating to Indebtedness to which it is a party or by which it may be bound(.),

4.2.3   information

        the information, exhibits and reports furnished by the Guarantor to the Bank in connection with the negotiation and preparation of this Guarantee are true and accurate in all material respects and not misleading, and all expressions or opinions contained therein genuinely reflect the opinion of the director and the senior management of the Guarantor and are based on reasonable assumptions; do not omit material facts and all reasonable enquiries have been made to verify the facts and statements contained therein; there are no other facts the omission of which would make any fact or statement therein misleading;

4.2.4   No withholding Taxes

        no Taxes are imposed by withholding or otherwise on any payment to be made by the Guarantor under this Guarantee or the Security Documents to which the Guarantor is or is to be a party or are imposed on or by virtue of the execution or delivery by the Guarantor of this Guarantee or any such other Security Document or any other document or instrument to be executed or delivered under this Guarantee or any such other Security Document; and

4.2.5   No Default

        no Default has occurred and is continuing.

4.3     Repetition of representations and warranties

        On and as of each day from the date of this Guarantee until all moneys due or owing, whether actually or contingently, by the Borrowers or either of them under the Agreement and/or the other Borrower's Security Documents and/or by the Guarantor under this Guarantee have been paid in full, the Guarantor shall be deemed to repeat the representations and warranties in clause 4.1 (and so that the representation and warranty in clause 4.1.9 shall for this purpose refer to the then latest audited statements delivered to the Bank under clause 5.1.4) and 4.2 as if made with reference to the facts and circumstances existing on each such day.

5       Undertakings

5.1     General

        The Guarantor undertakes with the Bank that, from the date of this Guarantee and so long as any moneys are owing under any of the Security Documents, whether actually or contingently, and while all or any part of the Commitment remains outstanding, it will:

5.1.1   Notice of Default

        promptly inform the Bank of any occurrence of which it becomes aware which might adversely affect its ability to perform its obligations under this Guarantee or any of the other Security Documents to which it is or is to be a party and, without limiting the generality of the foregoing, will inform the Bank of any Default forthwith upon becoming aware thereof and will from time to time, if so requested by the Bank, confirm to the Bank in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing;

5.1.2   Consents and licences

        without prejudice to clause 4.1, obtain or cause to be obtained, maintain in full force and effect and comply in ail material respects with the conditions and restrictions (if any) imposed in, or in connection with, every consent, authorisation, licence or approval of governmental or public bodies or authorities or courts and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under applicable law for the continued due performance of all its obligations under this Guarantee and each of the other Security Documents to which it is or is to be a party;

5.1.3   Pari passu

        ensure that its obligations under this Guarantee shall, without prejudice to the provisions of clause 5.2, at all times rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness, with the exception of any obligations which are mandatorily preferred by law and not by contract;

5.1.4   Financial statements

        prepare or cause to be prepared:

        (a) consolidated financial statements of the Group in accordance with the Applicable Accounting Principles consistently applied in respect of each financial year and cause the same to be reported on by its auditors; and

        (b) unaudited consolidated financial statements of the Group in accordance with the Applicable Accounting Principles consistently applied in respect of each financial half-year,

        and deliver as many copies of the same to the Bank as the Bank may reasonably require as soon as practicable but not later than one hundred and eighty (180) days (in the case of the audited financial statements) or ninety (90) days (in the case of the unaudited financial statements) after the end of the financial period to which they relate;

5.1.5   Delivery of reports

        deliver to the Bank copies of each of the following documents, in each case at the time of issue thereof of every report, circular, notice or like document issued by the Guarantor to its shareholders or creditors generally; and

5.1.6   Provision of further information

        provide the Bank with such financial and other information concerning the Borrowers, their Related Companies, the other Security Parties, any Relevant Parties and their respective operations and affairs as the Bank may from time to time reasonably require;

5.1.7   Obligations under Security Documents

        duly and punctually perform each of the obligations expressed to be assumed by it under this Guarantee and each of the other Security Documents to which it is or is to be a party;

5.1.8   Compliance with laws and regulations

        comply with the terms and conditions of all laws, regulations, agreements, licences and concessions material to the carrying on of its business; and

5.1.9   Know your customer information

        deliver to the Bank such documents and evidence as the Bank shall from time to time require relating to the verification of identity and knowledge of the Bank's customers and the compliance by the Bank with all necessary "know your customer" or similar checks, always on the basis of applicable laws and regulations or the Bank's own internal guidelines, in each case as such laws, regulations or internal guidelines apply from time to time.

5.2     Negative undertakings

        The Guarantor undertakes with the Bank that, from the date of this Guarantee and so long as any moneys are owing under the Security Documents, whether actually or contingently, and while all or any part of the Commitment remains outstanding, it will not, without the prior written consent of the Bank:

5.2.1   Negative pledge

        permit any Encumbrance (other than a Permitted Encumbrance) to subsist, arise or be created or extended over all or any part of its present or future undertaking, assets, rights or revenues to secure or prefer any present or future Indebtedness of the Guarantor or any other person but for the avoidance of doubt this clause 5.2.1 does not cover any guarantees given by the Guarantor or any encumbrances of Subsidiaries of the Guarantor;

5.2.2   No merger

        merge or consolidate with any other person or enter into any de-merger, amalgamation or corporate reconstruction or redomiciliation of any kind;

5.2.3   Other business

        undertake any business other than that conducted by the Guarantor at the date of this Guarantee;

5.2.4   Shareholdings

        change, cause or permit any change in, the legal and/or ultimate beneficial ownership of either of the Borrowers or the Guarantor which would result in (a) either of the Borrowers ceasing to be a wholly-owned direct Subsidiary of the Guarantor and/or (b) less than twenty per cent (20%) of the issued voting share capital of the Guarantor being ultimately beneficially owned by such two (2) persons and their immediate families as were disclosed by the Borrowers to the Bank in the negotiation of the Agreement to be the ultimate beneficial owners of no less than 20% of the shares in the Corporate Guarantor at the date of the Agreement; or

5.2.5   Other obligations

        incur any obligations other than in the ordinary course of its business;

5.3     Financial undertakings

5.3.1 The Guarantor undertakes that, from the date of this Guarantee and so long as any moneys are owing under the Agreement or any other Security Document whether actually or contingently, it will ensure that:

        (a)     Liquidity

                the Group (on a consolidated basis) maintains at the end of each Accounting Period and at all other times, Liquid Funds in an amount of no less than Four hundred thousand Dollars ($400,000) per Fleet Vessel; and

        (b)     Net Worth

                the Net Worth will be, at the end of each Accounting Period and at all other times (a) at least One hundred and fifty million Dollars ($150,000,000) and (b) higher than twenty five percent (25%) of the Total Assets.

5.3.2 All the terms defined in this clause 5.3 or in clause 1.2 and used in this clause 5.3, and other accounting terms used in this clause 5.3, are to be determined on a consolidated basis and (except as items are expressly included or excluded in the relevant definition or provision) are used and shall be construed in accordance with the Applicable Accounting Principles consistently applied and as determined on the basis of calculations made by the Bank in its discretion (which calculations shall, in the absence of manifest error, be conclusive on the Guarantor) by reference to any relevant Accounting Information or any other relevant information available to the Bank, in each case at any relevant time.

5.3.3 Without prejudice to the other terms of this clause 5.3 and, in particular, the time when compliance with the financial covenants and ratios of clause 5.3.1 is to be measured by the Bank pursuant to clause 5.3.2, the Guarantor hereby undertakes that the financial covenants and ratios of clause 5.3.1 will be complied with at all times during the whole term of each Accounting Period.

5.3.4 For the purposes of this clause 5.3: (i) no item shall be deducted or credited more than once in any calculation; and (ii) any amount expressed in a currency other than Dollars shall be converted into Dollars in accordance with generally accepted international accounting principles consistently applied.

6       Set-off

        Following the occurrence of an Event of Default which is continuing, the Guarantor authorises the Bank to apply any credit balance to which the Guarantor is then entitled on any account of the Guarantor with the Bank at any of its branches in or towards satisfaction of any sum then due and payable from the Guarantor to the Bank under this Guarantee. For this purpose the Bank is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application. The Bank shall not be obliged to exercise any right given to it by this clause 6. The Bank shall notify the Guarantor forthwith upon the exercise or purported exercise of any right of set-off giving full details in relation thereto.

7       Benefit of this Guarantee

7.1     Benefit and burden

        This Guarantee shall be binding upon the Guarantor and its successors in title, Assignees and/or Transferees and shall enure for the benefit of the Bank and its successors in title, Assignees and/or Transferees. The Guarantor expressly acknowledges and accepts the provisions of clause 15 of the Agreement and agrees that any person in favour of whom an assignment or transfer is made in accordance with such clause shall be entitled to the benefit of this Guarantee.

7.2     Changes in constitution or reorganisation of the Bank

        For the avoidance of doubt and without prejudice to the provisions of clause 7.1, this Guarantee shall remain binding on the Guarantor notwithstanding any change in the constitution of the Bank or its absorption in, or amalgamation with, or the acquisition of all or part of its undertaking or assets by, any other person, or any reconstruction or reorganisation of any kind, to the intent that this Guarantee shall remain valid and effective in all respects in favour of any successor in title, Assignee and/or Transferee of the Bank in the same manner as if such successor in title, Assignee or Transferee had been named in this Guarantee as a party instead of, or in addition to, the Bank.

7.3     No assignment by Guarantor

        The Guarantor may not assign or transfer any of its rights or obligations under this Guarantee.

7.4     Disclosure of information

        The Bank may following prior consultation with the Borrowers disclose to a prospective assignee, transferee or to any other person who may propose entering into contractual relations with the Bank in relation to the Agreement.

8       Notices and other matters

8.1     Notices

        Clause 17 of the Agreement shall apply to this Guarantee as if set out herein and every notice, request, demand or other communication under this Guarantee shall be sent:

8.1.1   if to the Guarantor at:

        c/a Diana Shipping Services S.A.
        Pendelis 16
        175 64 Palaio Faliro
        Athens Greece

        Fax no:  +30 210 947 0101
        Attention: Mr Andreas Michalopoulos

8.1.2   if to the Bank at:

        Fortis Bank
        166 Syngrou Avenue
        Athens 176 71
        Greece

        Fax No:  +30 210 954 4368
        Attention:Mr George Arcadis

        or to such other address or facsimile number as is notified by the Guarantor or the Bank to the other party to this Guarantee.

8.2     No implied waivers, remedies cumulative

        No failure or delay on the part of the Bank to exercise any power, right or remedy under this Guarantee shall operate as a waiver thereof, nor shall any single or partial exercise by the Bank of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in this Guarantee are cumulative and are not exclusive of any remedies provided by law. Any term of this Guarantee may be amended or waived only in writing.

8.3     Other guarantors

        The Guarantor agrees to be bound by this Guarantee notwithstanding that any other person intended to execute or to be bound by any other guarantee or assurance under or pursuant to the Agreement may not do so or may not be effectually bound and notwithstanding that such other guarantee or assurance may be determined or be or become invalid or unenforceable against any other person, whether or not the deficiency is known to the Bank.

8.4     English translations

        All certificates, instruments and other documents to be delivered under or supplied in connection with this Guarantee shall be in the English language or shall be accompanied by a certified English translation upon which the Bank shall be entitled to rely.

8.5     Expenses

        The Guarantor agrees to reimburse the Bank. on demand for all legal and other costs, charges and expenses on a full and unqualified indemnity basis which may be incurred by the Bank in relation to the enforcement of this Guarantee against the Guarantor.

8.6     Partial invalidity

        If, at any time, any provision of this Guarantee is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision in any other respect or under the law of any other jurisdiction will be affected or impaired in any way.

8.7     Miscellaneous

8.7.1 This Guarantee contains the entire agreement of the parties and its provisions supersede any and all other prior correspondence and oral negotiation by the parties in respect of the matters regulated by the Guarantee.

8.7.2 This Guarantee shall not be amended or varied in its terms by any oral agreement or representation or in any other manner other than by an instrument in writing of even date herewith or subsequent hereto executed by or on behalf of the parties hereto.

8.8     Maximum liability

        Anything contained in this Guarantee to the contrary notwithstanding, the obligations of the Guarantor hereunder shall be limited to a maximum aggregate amount equal to the greatest amount that would not render the Guarantor's obligations hereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any similar provisions of applicable law (collectively, the "Fraudulent Transfer Laws"), in each case after giving effect to all other liabilities of the Guarantor, contingent or otherwise, that are relevant under the Fraudulent Transfer Laws (specifically excluding, however, any liabilities of the Guarantor (a) in respect of inter-company Indebtedness to the Borrowers or any Related Companies of the Borrowers to the extent that such Indebtedness would be discharged in an amount equal to the amount paid by the Guarantor hereunder and (b) under any guarantee of Indebtedness subordinated in right of payment to the Guaranteed Liabilities, which guarantee contains a limitation as to maximum amount similar to that set forth in this paragraph, pursuant to which the liability of the Guarantor hereunder is included in the liabilities taken into account in determining such maximum amount) and after giving effect as assets to the value (as determined under the applicable provisions of the Fraudulent Transfer Laws) of any rights to subrogation, contribution, reimbursement, indemnity or similar rights of the Guarantor pursuant to (i) applicable law or (ii) any agreement providing for an equitable allocation among the Guarantor and other affiliates of the Borrowers of obligations arising under guarantees by such parties."

9       Law and jurisdiction

9.1     Law

        This Guarantee is governed by, and shall be construed in accordance with, English law.

9.2     Submission to jurisdiction

        The Guarantor agrees for the benefit of the Bank that any legal action or proceedings arising out of or in connection with this Guarantee against the Guarantor or any of its assets may be brought in the English courts. The Guarantor irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Nicolaou & Co. Chartered Accountants at present of Heath Drive, Potters Bar, Herts, EN6 1 EN, England to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Bank to take proceedings against the Guarantor in the courts of any other competent jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not. The Guarantor further agrees that only the courts of England and not those of any other State shall have jurisdiction to determine any claim which the Guarantor may have against the Bank arising out of or in connection with this Guarantee.

9.3     Contracts (Rights of Third Parties) Act 1999

        No term of this Guarantee is enforceable under the provisions of the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Guarantee.

IN WITNESS whereof the parties to this Guarantee have caused this Guarantee to be duly executed as a deed on the date first above written.

EXECUTED as a DEED                            )
by
for and on behalf of                          )
DIANA SHIPPING                                )
INC. in the                                   )  ______________________
presence of:                                  )  Attorney-in-Fact


____________________
Witness
Name:
Address:
Occupation:

EXECUTED as a DEED                            )
by                                            )  ________________________
and by                                        )  Authorised signatory
for and on behalf of                          )
FORTIS BANK                                   )  _____________________________
in the presence of:                           )  Authorised signatory



____________________
Witness
Name:
Address:
Occupation

                                   Schedule 5
                    Form of Pre-delivery Security Assignment

Private & Confidential

                                 Dated [o] 2006

                    [BIKINI] [ENIWETOK] SHIPPING COMPANY INC.       (1)

                                      and
                                   FORTIS BANK                      (2)

             ------------------------------------------------------

                        PRE-DELIVERY SECURITY ASSIGNMENT
             in respect of Hull No. [HI107] [H1108] currently under
                                 construction at
                 China Shipbuilding Trading Company, Limited and
                   Shanghai Waigooqiao Shipbuilding Co., Ltd.

             ------------------------------------------------------

                                                                     ^
                                                                     NORTON ROSE

                                    Contents

Clause                                                                   Page

1     Definitions ..........................................................1

2     Assignment ...........................................................3

3     Undertakings .........................................................4

4     Continuing security and other matters ................................6

5     Powers of the Bank ...................................................7

6     Application of moneys ................................................8

7     Remedies cumulative and other provisions .............................9

8     Costs and indemnity ..................................................9

9     Attorney ..............................................................

10    Further assurance ...................................................10

11    Assignment ..........................................................10

12    Notices .............................................................11

13   Law and jurisdiction .................................................11

Schedule 1 Form of notice of assignment of Contract and acknowledgement ...12

Schedule 2 Form of notice of assignment of Refund Guarantee and acknowledgement ................................................16

THIS DEED OF ASSIGNMENT is made the [o] day of [o] 2006 T BETWEEN:

(1) [BIKINI] [ENIWETOK] SHIPPING COMPANY INC., a corporation incorporated in the Republic of Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the "Buyer"); and

(2) FORTIS BANK, a company whose registered office is at Montagne du Parc 3, 1000 Brussels, Belgium, acting for the purposes of this Agreement through its branch at 166 Syngrou Avenue, 176 71 Athens, Greece (the "Bank").

WHEREAS

(A) [Equity Enterprises Corp.] [Loki Commercial S.A.] (the "Original Buyer") has entered into a shipbuilding contract and an addendum no. 1 thereto, each dated 30 March 2006 with China Shipbuilding Trading Company, Limited ("CSTC") and Shanghai Waigacgiao Shipbuilding Co., Ltd. (SWS" and, together with CSTC, collectively referred to as the "Builders" and each a "Builder"), as novated in favour of the Buyer and the Builders by a novation agreement dated 13 September 2006 (together the "Contract"), in relation to the construction and sale by the Builders, and the purchase by the Buyer, of a 177,000 dwt steel-hulled, single-screw, diesel-driven bulk carrier to be known during construction as Hull No. [H1107] [H1108) (the "Ship");

(B)   by a facility agreement dated [o] 2006 (the "Agreement") and made between
      (1) the Buyer, and [Eniwetok] [Bikini] Shipping Company Inc. as joint and several borrowers (therein and herein referred to as the "Borrowers") and
      (2) the Bank, the Bank agreed (inter alga) to make available to the Borrowers, upon the terms and conditions therein contained, a loan facility of up to Sixty million two hundred thousand Dollars ($60,200,000) and a guarantee facility of up to Thirty six million four hundred and fifty one thousand one hundred Dollars ($36,451,100); and

(C) this Deed is the [Bikini] [Eniwetok] Pre-delivery Security Assignment referred to in the Agreement and is supplemental to the Agreement.

NOW THIS DEED WITNESSES AND IT IS HEREBY AGREED as follows:

1     Definitions

1.1   Defined expressions

      Words and expressions defined in the Agreement shall, unless otherwise defined in this Deed, or the context otherwise requires, have the same meanings when used in this Deed.

1.2   Definitions

      In this Deed, unless the context otherwise requires:

      "Agreement" means the facility agreement referred to in recital (B) hereto;

      "Assigned Documents" means:

      (a)   the Contract; and

      (b)   each Refund Guarantee;

      "Assigned Property" means all of the Buyer's rights, title, interest and all its benefits present and future in and under the Assigned Documents and in all moneys payable by the Builders or either of them or the Refund Guarantor to the Buyer thereunder including, without prejudice to the generality of the foregoing, all claims for damages in respect of any breach by the Builders or either of them of the Contract or by the Refund Guarantor of any Refund Guarantee and all the rights of the Buyer to take delivery of and title to the Ship under the Contract;

      "Bank" includes the successors in title and the Assignees and/or Transferees of the Bank; "Builders" includes the respective successors in title of the Builders; "Buyer" includes the successors in title of the Buyer;

      "Contract" means the shipbuilding contract referred to in recital (A) hereto;

      "Expenses" means the aggregate at any relevant time (to the extent that the same have not been received or recovered by the Bank) of:

      (a) all losses, liabilities, costs, charges, expenses, damages and outgoings at whatever nature (including without limitation Taxes, repair costs, registration fees, insurance premiums, commission in connection with any assignment of the Assigned Property or the sale of the Ship, costs of supervision of construction of the Ship and costs of safeguarding, maintaining and insuring the Ship in the event of her sale after delivery under the Contract) suffered, incurred or paid by the Bank in connection with the exercise of the powers referred to in or granted by the Agreement or this Deed or any of the other Security Documents or otherwise payable by the Buyer in accordance with clause 8; and

      (b) interest on all such losses, liabilities, costs, charges, expenses, damages and outgoings from the date on which the same were suffered, incurred or paid by the Bank until the date of receipt or recovery thereof (whether before or after judgment) at a rate per annum calculated in accordance with clause 3.4 of the Agreement (as conclusively certified by the Bank);

      "Outstanding Indebtedness" means the Loan, interest accrued and accruing thereon and all other sums actually or contingently owing to the Bank under the Agreement, the Expenses and all other sums payable by the Borrowers or either of them to the Bank under or pursuant to the terms of this Deed or any of the other Security Documents;

      "Refund Guarantees" means, together, the letter of guarantee no. [o] dated [o) issued by the Refund Guarantor in favour of the Buyer in respect of certain of the Builders' obligations under the Contract and any further guarantee(s) to be issued by the Refund Guarantor in respect of such obligations, including pursuant to any agreement supplemental to the Contract, any extensions, renewals or replacements thereto or thereof and "Refund Guarantee" means any of them;

      "Refund Guarantor" means Export-Import Bank of China, Head Office of Winland International Finance Centre, No. 7 Financial Street, Xicheng District, Beijing 100034, People's Republic of China and includes its successors in title or such other bank as the Bank shall approve in its sole discretion; and

      "Security Period" means the period commencing on the date of this Deed and terminating upon the later of (a) discharge of the security created by the Security Documents and payment of all moneys payable thereunder, whether actually or contingently, and (b) the latest Bank Guarantee Expiry Date.

1.3   Headings

      Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Deed.

1.4   Construction of certain terms

      Clause 1.4 of the Agreement shall apply to this Deed as if set out herein.

1.5   Conflict with Agreement

      This Deed shall be read together with the Agreement but in case of any conflict between this Deed and the Agreement, the provisions of the Agreement shall prevail.

2     Assignment

2.1   Assignment

      By way of security for payment of the Outstanding Indebtedness, the Buyer with full title guarantee hereby assigns and agrees to assign to the Bank the Assigned Property provided however that.

2.1.1 all moneys payable to the Buyer comprised in the Assigned Property (other than moneys described in clauses 6.1.1, 6.1.2, 6.1.3, 6.1.4, 6.1.5 or 6.1.6 which shall in all circumstances be payable to the Bank) shall be payable to such account of the Buyer as the Bank shall from time to time agree in writing, and shall be at the disposal of the Buyer until such time as a Default shall occur and the Bank shall direct to the contrary whereupon the Buyer shall forthwith, and the Bank may at any time thereafter, instruct the persons from whom such moneys are then payable to pay the same to the Bank or as it may direct and any such moneys then in the hands of the Buyer's agents shall be deemed to have been received by them for the use and on behalf of the Bank;

2.1.2 unless and until a Default shall occur and the Bank shall have given notice to the Buyer that the Bank intends to enforce its rights under this Deed, the Buyer shall be entitled to exercise all its rights under the Assigned Documents (subject as provided in this Deed) in all respects as if the foregoing assignment had not been made;

2.1.3 the Bank shall be under no obligation to implement any of the Assigned Documents unless the Bank sees fit to do so;

2.1.4 if the Bank sees fit to implement any of the Assigned Documents and if the Bank makes any payments in respect of or relating to the Contract (including any payments made by the Bank in addition to any such amount or amounts as the Bank is obliged to pay pursuant to the terms of the Agreement) all moneys so expended by the Bank for the purpose aforesaid shall on demand be repaid by the Buyer to the Bank together with interest thereon (as well after as before judgment) at the rate referred to in clause 3.4 of the Agreement from the time of such expenditure until payment (such interest to accrue due from day to day and to be calculated on the basis of actual days elapsed and a year of three hundred and sixty (360) days) and until so repaid shall be charged on the property hereby assigned; and

2.1.5 upon payment and discharge in full to the satisfaction of the Bank of the Outstanding Indebtedness, the Bank shall, at the request and cost of the Buyer, re-assign the Assigned Property to the Buyer or as it may direct.

2.2   Notice of assignment

      The Buyer hereby covenants and undertakes with the Bank:

2.2.1 forthwith after execution and delivery of this Deed, to give written notice to the Builders and the Refund Guarantor in the form, or substantially the form, of the notices set out in schedule 1 and schedule 2 respectively; and

2.2.2 in respect of each refund guarantee issued after the date of this Deed and falling within the definition of "Refund Guarantees" in clause 12, forthwith after its issuance to give written notice to the Refund Guarantor in the form, or substantially the form, of the notice set out in schedule 2, and, in each such case, will procure that each of the Builders and the Refund Guarantor, respectively, signs and delivers to the Bank the form of acknowledgement attached to such notice not later than thirty (30) days thereafter.

3     Undertakings

3.1   Positive undertakings

      The Buyer hereby undertakes and agrees with the Bank that throughout the Security Period it will:

3.1.1   Document of title to the Ship

        give irrevocable instructions to the Builders to hold the Ship and the builder's certificate and any other document of title to the Ship to the order and at the disposal of the Bank and ensure that the Builders comply with such instructions;

3.1.2   Performance of Contract

        duly and punctually observe and perform all the conditions and obligations imposed on it by the Contract;

3.1.3   Performance by Builders

        ensure that the Builders observe and perform all conditions and obligations imposed on them by the Contract and take all steps within its power to ensure that the Builders proceed with the construction of the Ship with due diligence and despatch;

3.1.4   Progress of construction and technical surveys

        (a) upon the request of the Bank, advise the Bank of the progress of construction of the Ship and supply the Bank with such other information as the Bank may require and the Buyer may have regarding the Ship and the materials allocated or appropriated to the Ship (including but without limitation any progress report received by the Buyer pursuant to the Contract), the Assigned Documents, the Assigned Property or otherwise relating to the construction of the Ship; and

        (b) upon the Bank's request, permit the inspection of the Ship and the progress of construction thereof by representatives of the Bank (whether technical surveyors or otherwise) but at reasonable intervals at the cost and expense of the Owner and permit to such representatives, or procure that they are permitted, access on board the Ship and/or at the premises of the Builders where construction is taking place and at the premises and books and records of the persons supervising the construction of the Ship on behalf of the Buyer (whether at the construction site or otherwise);

3.1.5   Arbitration under Contract

        in the event that the Builders or either of them and/or the Buyer resorts to arbitration as provided in Article XIII of the Contract, immediately notify the Bank in writing that such arbitration has been initiated, advise the Bank in writing of the identity of the appointed arbitrators and upon termination of the arbitration notify the Bank in writing to that effect and supply the Bank with a copy of the arbitration award and, if not English, a certified English translation thereof;

3.1.6   Enforcement of Buyer's rights

        do or permit to be done each and every act or thing which the Bank may from time to time require to be done for the purpose of enforcing the Buyer's rights under or pursuant to the Assigned Documents and allow the name of the Buyer to be used as and when required by the Bank for that purpose;

3.1.7   Notification of rejection of Ship etc.

        notify the Bank immediately if the Builders or either of them or the Refund Guarantor or (with the prior written consent of the Bank given pursuant to clause 3.2) the Buyer cancels, rescinds, repudiates or otherwise terminates any of the Assigned Documents or purports to do so or (with the prior written consent of the Bank given pursuant to clause 3.2) rejects the Ship or if the Ship shall become a Total Loss or partial loss or shaft be otherwise damaged; and

3.1.8   Further Refund Guarantees

        (a) provide to the Bank a copy, certified as a true and complete copy by an officer of the Buyer, of any further Refund Guarantee issued by the Refund Guarantor (other than those Refund Guarantees in existence on the date of this Deed) immediately following the issuance of such Refund Guarantee; and

        (b) provide to the Bank within twenty (20) days following the issuance of any such further Refund Guarantee provided to the Bank pursuant to paragraph (a) above, evidence in form and substance acceptable to the Bank in its sole discretion that such Refund Guarantee has been duly registered with SAFE.

3.2   Negative undertakings

      The Buyer hereby further undertakes and agrees with the Bank that throughout the Security Period it will not without the previous consent in writing of the Bank (and then only subject to such conditions as the Bank may impose):

3.2.1   Disposals

        sell, assign or otherwise dispose of or create or grant or permit to subsist any Encumbrance over, of or relating to, any of the Assigned Property other than this Deed;

3.2.2   Sale

        sell or agree to sell the Ship or any share or interest therein;

3.2.3   Creation of Encumbrances

        create or agree to create or permit to subsist any Encumbrance over the Ship (or any share or interest therein) other than Encumbrances created or to be created pursuant to this Deed or the Agreement;

3.2.4   Variation of Refund Guarantees; releases and waivers of Refund
        Guarantees

        agree to any variation of any Refund Guarantee or release the Refund Guarantor from any of its obligations thereunder or waive any breach of the Refund Guarantor's obligations thereunder or consent to any such act or omission of the Refund Guarantor as would otherwise constitute such breach;

3.2.5   Variations of Contract; releases and waivers of Contract

        agree to any variation of the Contract or any substantial variation of the specification of the Ship (and for the purpose of this paragraph any extras, additions or alterations which the Buyer may desire to effect in the building of the Ship shall be deemed to constitute a substantial change if the cost thereof (which shall in every case be agreed in writing between the Buyer and the Builders before the work is put in hand irrespective of whether the prior consent thereto of the Bank be required hereunder) or if the aggregate cost of the proposed work together with the cost of any work already ordered, will alter the fixed price of the Ship (namely Sixty million two hundred thousand Dollars ($60,200,000)) by an amount greater than two per cent (2%) of the said fixed price) or release the Builders or either of them from any of their respective obligations under the Contract or waive any breach of the Builders' obligations thereunder or consent to any such act or omission of the Builders or either of them as would otherwise constitute such breach;

3.2.6   Delays

        without prejudice to sub-paragraph 3.2.5, agree to any variation of the Contract or the specification of the Ship which would delay the time for delivery of the Ship; and

3.2.7   Rejection and cancellation

        either exercise or fail to exercise any right which the Buyer may have to reject the Ship or cancel or rescind or otherwise terminate the Contract provided always that any such rejection of the Ship or cancellation, rescission or other termination of the Contract by the Buyer after such consent is given shall be without responsibility on the part of the Bank who shall be under no liability whatsoever to the extent that such rejection, rescission, cancellation or termination is thereafter adjudged to constitute a repudiation or other breach of the Contract by the Buyer.

        4 Continuing security and other matters

4.1   it is declared and agreed that.

4.1.1   Continuing security

        the security created by this Deed shall be held by the Bank as a continuing security for the payment of the Outstanding Indebtedness and the performance and observance of and compliance with all of the covenants, terms and conditions in the Security Documents contained, express or implied and that the security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the amount hereby and thereby secured (or by any settlement of accounts between the Buyer or any other person who may be liable to the Bank in respect of the Outstanding indebtedness or any part thereof and the
        Bank);

4.1.2   Security additional

        the security so created shall be in addition to, and shall not in any way prejudice or affect and may be enforced by the Bank without prior recourse to the security created by any of the other Security Documents or by any deposit of documents, or any guarantee, lien, bill, note, mortgage or other security now or hereafter held by the Bank, or any right or remedy of the Bank thereunder and shall not in any way be prejudiced or affected thereby or by the invalidity or unenforceability thereof, or by the Bank releasing, modifying or refraining from perfecting or enforcing any of the same, or granting time or Indulgence or compounding with any person Iiable;

4.1.3   Rights additional

        all the rights, remedies and powers vested in the Bank hereunder shall be an addition to, and not a limitation of, any and every other right, power or remedy vested in the Bank under the Agreement, this Deed, the other Security Documents or at law and that all the powers so vested in the Bank and/or the Bank may be exercised from time to time and as often as the Bank may deem expedient;

4.1.4   No enquiry

        the Bank shall not be obliged to make any enquiry as to the nature or sufficiency of any payment received by it under this Deed or to make any claim or take any action to collect any moneys hereby assigned or to enforce any rights or benefits hereby assigned to the Bank or to which the Bank may at any time be entitled under this Deed; and

4.1.5   No liability

        the Buyer shall remain liable to perform all the obligations assumed by it in relation to the Assigned Property and the Bank shall be under no obligation of any kind whatsoever in respect thereof or be under any liability whatsoever in the event of any failure by the Buyer to perform its obligations in respect thereof.

5     Powers of the Bank

5.1   Protective action

      The Bank shall, without prejudice to its other rights, powers and remedies hereunder or under any of the other Security Documents, be entitled (but not bound) at any time, and as often as may be necessary, to take any such action as it may in its discretion think fit for the purpose of protecting or maintaining the security created by this Deed and all Expenses attributable thereto shall be payable by the Buyer on demand.

5.2   Remedy of defaults

      Without prejudice to the provisions of clause 5.1 or the generality of the powers and remedies vested in the Bank by virtue of the assignment herein contained, upon the happening of any Event of Default (whether or not the Bank shall have given any notice in accordance with the provisions of clause 10.2 of the Agreement), the Bank shall become forthwith entitled, as and when it may see fit, to exercise in relation to the Assigned Property or any part thereof all or any of the rights, powers and remedies possessed by it as assignee of the Assigned Property (whether at law, by virtue of this Deed or otherwise) and in particular (without limiting the generality of the foregoing):

5.2.1 to implement the Contract and take delivery and possession of the Ship as the Bank may see fit;

5.2.2 to agree with the Builders to determine the Contract on such terms and conditions as the Bank and the Builders may mutually agree;

5.2.3 to assign all the Assigned Property or to sell the Ship on or after its delivery under the Contract or otherwise and upon such terms (including free of or subject to any charter) as the Bank shall in its absolute discretion determine and with power, where the Bank purchases the Ship and/or takes an assignment of the Assigned Property, to make payment of the price by making an equivalent reduction in the amount of the Outstanding Indebtedness in the manner referred to in clause 6.1;

5.2.4   to undertake the further supervision of the construction of the Ship;

5.2.5 to collect, recover, compromise and give a good discharge for all claims then outstanding or thereafter arising in respect of the Assigned Property or any part thereof and moneys payable to the Buyer or any damages recoverable by the Buyer under the Assigned Documents in connection therewith and to take over or institute (if necessary using the name of the Buyer) all such proceedings in connection therewith as the Bank in its absolute discretion thinks fit;

5.2.6 to implement any Refund Guarantee and to agree with the Refund Guarantor any compromise of the obligations of the Refund Guarantor or grant any release or discharge of the Refund Guarantor;

5.2.7 following delivery of the Ship to manage, insure, maintain and repair the Ship and to employ, sail or lay up the Ship in such manner and for such period as the Bank, in its absolute discretion, deems expedient, accounting only for net profits arising from any such employment; and

5.2.8 to recover from the Buyer on demand all Expenses incurred or paid by the Bank in connection with the exercise of the powers (or any of them) referred to in this clause 5.2.

5.3   Event of Default

      At any time after the happening of any Event of Default (whether or not the Bank shall have given any notice in accordance with the provisions of clause 10.2 of the Agreement), the Bank shall be entitled to exercise its powers of assignment and sale hereunder in such manner and at such times as the Bank in its absolute discretion may determine and the Bank shall not in any circumstances be answerable for any loss occasioned by such sale or resulting from postponement thereof.

5.4   No enquiry by purchaser

      Upon any assignment or sale of the Contract and/or the Ship or any share therein or part thereof pursuant to this Deed the purchaser shall not be bound to see or enquire whether the Bank's power of assignment or sale has arisen and the assignment or sale shall be deemed to be within the power of the Bank and the receipt of the Bank for the purchase money shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of sale or be in any way answerable therefor.

5.5   Bank's rights

      The Buyer covenants and undertakes with the Bank to do or permit to be done each and every act or thing which the Bank may from time to time require to be done for the purpose of enforcing the Bank's rights under this Deed and to allow its name to be used as and when required by the Bank for that purpose.

6     Application of moneys

6.1   Application

      All moneys received by the Bank in respect of:

6.1.1   any payment under any Refund Guarantee;

6.1.2 from the Builders or either of them under the Contract (including sums arising from any arbitration award);

6.1.3 the assignment, sale or other disposal of the Assigned Property or the Ship on enforcement of its rights hereunder;

6.1.4 (if the Ship is delivered to the Bank (or its nominee)) freights and other earnings of the Ship until the sale or toss of the Ship after such delivery;

6.1.5 the determination, cancellation or rescission or other termination of the Contract;

6.1.6 such collections, recoveries or compromises as are referred to in clause 5.2.5; or

6.1.7 otherwise in respect of the Assigned Property, shall be held by it upon trust in the first place to pay or make good the Expenses and the balance shall be paid over to the Bank for application by the Bank in the manner specified in clause 13.1 of the Agreement.

6.2   Shortfall

      In the event that on application in accordance with clause 6.1, the moneys so applied are insufficient to pay in full the whole of the Outstanding Indebtedness, the Bank shall be entitled to collect the shortfall from the Buyer or any other person Fable for the time being therefor.

7     Remedies cumulative and other provisions

7.1   No waiver

      No failure or delay on the part of the Bank to exercise any right, power or remedy vested in it under the Security Documents or any of them shall operate as a waiver thereof, nor shall any single or partial exercise by the Bank of any right, power or remedy nor the discontinuance, abandonment or adverse determination of any proceedings taken by the Bank to enforce any right, power or remedy preclude any other or further exercise thereof or proceedings to enforce the same or the exercise of any other right, power or remedy. Nor shall the giving by the Bank of any consent to any act which by the terms of this Deed requires such consent prejudice the right of the Bank to withhold or give consent to the doing of any other similar act. The remedies provided in the Security Documents are cumulative and are not exclusive of any remedies provided by law

7.2   Delegation

      The Bank shall be entitled, at any time and as often as may be expedient, to delegate all or any of the powers and discretions vested in it by this Deed (including the power vested in it by virtue of clause 9) in such manner, upon such terms and to such persons as the Bank in its absolute discretion may think fit.

7.3   Bank as assignee

      The Bank shall be entitled to do all acts and things incidental or conducive to the exercise of any of the rights, powers or remedies possessed by it as assignee of the Assigned Property (whether at law, under this Deed or otherwise).

8     Costs and indemnity

8.1   Costs

      The Buyer shall pay to the Bank on demand on a full indemnity basis all expenses or liabilities of whatsoever nature (including legal fees, fees of insurance advisers, printing, out-of-pocket expenses, stamp duties, registration fees and other duties or charges (together with any value added tax or similar tax payable in respect thereof)) incurred by the Bank in connection with the enforcement of, or preservation of any rights under, this Deed or otherwise in respect of the Outstanding Indebtedness and the security therefor or in connection with the preparation, completion, execution or registration of this Deed.

8.2   Indemnity

      The Buyer hereby agrees and undertakes to indemnify the Bank against all losses, actions, claims, expenses, demands, obligations and liabilities whatsoever and whensoever arising which may now or hereafter be incurred by or threatened or brought against it, or incurred by any manager, agent, officer or employee for whose liability, act or omission the Bank may be answerable in respect of, in relation to, or in connection with, anything done or omitted in the exercise of, or purported exercise of, the powers contained in this Deed or the implementation of the Assigned Documents, or in respect of the design, construction, equipment or use or operation of the Ship or otherwise in connection herewith or with any part of the Assigned Property or otherwise howsoever in relation to, or in connection with, any of the matters dealt with in any of the Security Documents.

9     Attorney

9.1   Power of attorney

      By way of security, the Buyer hereby irrevocably appoints the Bank to be its attorney generally for and in the name and on behalf of the Buyer and as the act and deed or otherwise of the Buyer to execute, seal and deliver and otherwise perfect and do all such deeds, assurances, agreements, instruments, acts and things including, without prejudice to the generality of the foregoing, to ask, require, demand (including submitting a demand under any Refund Guarantee), receive, compound and give acquittance for any and all moneys and claims for moneys due and to become due under or arising out of any of the Assigned Documents including all amounts already paid by the Buyer to the Builders pursuant to the Contract, to endorse any cheques or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings which to the Bank may seem to be necessary or advisable to execute and deliver a bill of sale of the Ship and generally to do any and all such things as the Buyer itself could do in relation to the property hereby assigned which may be required for the full exercise of all or any of the rights, powers or remedies conferred hereby or which may be deemed proper in or in connection with all or any of the purposes aforesaid. The power hereby conferred shall be a general power of attorney under the Powers of Attorney Act 1971, and the Buyer ratifies and confirms, and agrees to ratify and confirm, any deed, assurance, agreement, instrument, act or thing which the Bank may execute or do pursuant thereto Provided always that such power shall not be exercisable by or on behalf of the Bank until the happening of any Default.

9.2   Dealings with attorneys

      The exercise of such power by or on behalf of the Bank shall not put any person dealing with the Bank upon any enquiry as to whether any Default has happened, nor shall such person be in any way affected by notice that no such event has happened, and the exercise by the Bank of such power shall be conclusive evidence of its or his right to exercise the same.

9.3   Filings

      The Buyer hereby irrevocably appoints the Bank to be its attorney in the name and on behalf of the Buyer and as the act and deed or otherwise of the Buyer to agree the form of and to do and execute all deeds, instruments, acts and things to file, record, register or enrol this Deed which the Bank may in its discretion consider necessary or advisable, now or in the future, to ensure the legality, validity, enforceability or admissibility in evidence hereof.

10    Further assurance

      The Buyer hereby further undertakes at its own expense from time to time to execute, sign, perfect, do and (if required) register every such further assurance, document, act or thing as in the opinion of the Bank may be necessary or desirable for the purpose of more effectually assigning the Assigned Property or perfecting the security constituted or intended to be constituted by this Deed.

11    Assignment

      Subject to clause 5, the provisions of clause 15 of the Agreement shall apply mutatis mutandis in respect of any assignment of rights or transfer of obligations under this Deed and the rights of each of the Buyer and the Bank to effect any assignment of rights or transfer of obligations under this Deed.

12    Notices

      The provisions of clause 16.1 of the Agreement shall apply mutatis mutandis in respect of any certificate, notice, demand or other communication given or made under this Deed.

13    Law and jurisdiction

13.1  Law

      This Deed is governed by, and shall be construed in accordance with, English law.

13.2  Submission to jurisdiction

      For the benefit of the Bank, the Buyer irrevocably agrees that any legal action or proceedings arising out of or in connection with this Deed against the Buyer or any of its assets may be brought in the English courts or in the courts of any other jurisdiction chosen by the Bank, each of which shall have jurisdiction to settle any disputes arising out of or in connection with this Deed. The Buyer irrevocably and unconditionally submits to the jurisdiction of such courts, and irrevocably designates, appoints and empowers Nicolaou & Co. Chartered Accountants at present of 25 Heath Drive, Potters Bar, Herts, EN6 1 EN, England to receive, for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Bank to take proceedings against the Buyer in any other court of competent jurisdiction nor shall the taking of proceedings by the Bank in any one or more jurisdictions preclude the taking of proceedings by the Bank in any other jurisdiction, whether concurrently or not.

      The parties further agree that only the courts of England and not those of any other State shall have jurisdiction to determine any claim which the Buyer may have against the Bank arising out of or in connection with this Deed.

13.3  Contracts (Rights of Third Parties) Act 1999

      No term of this Deed is enforceable under the provisions of the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Deed.

IN WITNESS whereof this Deed has been duly executed by way of deed the day and year first above written.

                                   Schedule I

          Form of notice of assignment of Contract and acknowledgement

To:  China Shipbuilding Trading Company, Limited
     56 (Yi) Zhongguancun
     Nan Da Jie
     Beijing 100 44
     The People's Republic of China

     Shanghai Waigaoqiao Shipbuilding Co., Ltd.
     3001 Zhouhai Road
     Pudong New District
     Shanghai, 200 137
     The People's Republic of China

                                                                      [|X|] 2006

Dear Sirs

Hull No. [H1107] [H1108] (the "Ship")

We refer to the shipbuilding contract and an addendum no. 1 thereto, each dated 30 March 2006 and made between [Equity Enterprises Corp,] [Loki Commercial S.A.] (the "Original Buyer") as buyer and you, China Shipbuilding Trading Company, Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. (together the "Seller") as sellers, as novated in favour of [Bikini] [Eniwetok} Shipping Company Inc. (the "Buyer") and the Seller by a novation agreement dated 13 September 2006 made between the Original Buyer, the Seller and the Buyer, as the same may be further amended and supplemented from time to time (together the "Contract"), whereby you agreed to design, build, launch, equip, complete, sell and deliver to us after completion and successful trials one 177,000 dwt steel-hulled, single-screw, diesel-driven bulk carrier currently known as Hull No. [H1107] [H1108] and we agreed to purchase and take delivery of the same.

NOW WE HEREBY GIVE YOU NOTICE:

1 that by a deed of assignment dated [|X|] 2006 (the "Assignment") and made between ourselves and Fortis Bank (the "Bank") of 166 Syngrou Avenue, 176 71 Athens, Greece, we have assigned to the Bank all our beneficial interests and all our benefits, right and title in, to and under the Contract but we continue to be responsible to you for performance of our obligations thereunder;

2    that you are irrevocably authorised and instructed:

     (a) to hold the Ship to the order and at the disposal of the Bank (subject only to your lien as builders for moneys due to you under the Contract);

     (b) to hold the builder's certificate and any other document of title to the Ship to the order and at the disposal of the Bank (subject only to your lien as builder for moneys due to you under the Contract); and

     (c) to pay to the Bank all sums which you may become due to pay to us under the Contract (including sums arising from an arbitration award); and

3    that the Assignment includes provisions that:

     (a) we will not (without the previous consent in writing of the Bank (and then only subject to such conditions as the Bank may impose)) (i) agree to any variation of the Contract or any substantial variation of the specification of the Ship or (ii) either exercise or fail to exercise any right which we may have to reject the Ship or cancel or rescind or otherwise terminate the Contract; and

     (b) we shall remain liable to perform all our obligations under the Contract and the Bank shall be under no obligation of any kind in respect thereof.

The Bank has agreed that, until such time as it may give notice to the contrary, we or any representative appointed by us pursuant to Article IV of the Contract may continue to superintend the building of the Ship On such notice being given the Bank may (inter al/a) exercise such right to superintend. This letter does not of course affect your right to be paid by us for alterations, additions, extra work and materials required or directed by us in accordance with the terms of the Contract prior to such notice being given to you by the Bank.

The authority and instructions contained in this letter cannot be revoked or varied without the Bank's consent.

Please acknowledge receipt of this notice and confirm your agreement in relation to the matters stated above by signing the enclosed acknowledgement and return it direct to the Bank at the address shown, with a copy to us.

This Notice of Assignment is governed by, and shall be construed in accordance with, English law.

Yours faithfully


________________________
Attorney-in-fact
For and on behalf of
[Bikini] [Eniwetok] Shipping Company Inc.

     Acknowledgement of and confirmation to Notice of Assignment of Contract

To:  Fortis Bank
     166 Syngrou Avenue 176 71
     Athens
     Greece

We acknowledge notice of the fact that [Bikini] [Eniwetok] Shipping Company Inc. (the "Buyer") has by a deed of assignment dated [|X|] 2006 (the "Assignment") assigned to you all its beneficial interest and all its benefits, right and title in, to and under the shipbuilding contract and an addendum no. 1 thereto, each dated 30 March 2006 and made between [Equity Enterprises Corp.] [Loki Commercial S.A.], as buyer (the "Original Buyer") and us, China Shipbuilding Trading Company, Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. as sellers (together the "Seiler"), as novated in favour of [Bikini) [Eniwetok] Shipping Company Inc. (the "Buyer") and the Seller by a novation agreement dated 13 September 2006 made between the Original Buyer, the Seller and the Buyer and as the same may be further amended and supplemented from time to time (together the "Contract"), for the construction, sale and purchase of Hull No. [H1107] [H1108] (the "Ship") but that, until such time as you may give us notice to the contrary, the Buyer or any representative appointed by the Buyer pursuant to
Article IV of the Contract may continue to superintend the building of the Ship and our right to be paid by the Buyer for alterations, additions, extra work and materials required or directed by the Buyer in accordance with the terms of the Contract prior to such notice being given by you shall not be affected.

In accordance with authority and instructions given to us by the Buyer which cannot be revoked or varied without your consent, and in consideration of you making available a guarantee facility to (inter alias) the Buyer and therefore improving its financial condition, we hereby undertake:

1 to hold the Ship and the builder's certificate and any other documents of title to the Ship to your order and disposal free from any claim which we may have against the Buyer except our lien as builders in respect of money due to us under the Contract;

2 to pay to you all sums which we may become due to pay to the Buyer under the Contract including sums arising from an arbitration award;

3 that should default be made by the Buyer in the due payment of any instalment or instalments of the purchase price or should the Buyer commit any other default by reason whereof we claim a right to determine the Contract we shall forthwith give you notice in writing of such default; and

4 that before exercising any option or right accruing to us on any such default, we shall first give you the option (to be exercised within twenty one (21) days) of you, or your nominee, making good the default and assuming all the Buyer's liabilities under the Contract.

We confirm that we have received no notice of any other assignment, charge or disposal by the Buyer of the Contract or the Ship.

This Acknowledgement and Undertaking is governed by, and shall be construed in accordance with, English law.

Yours faithfully


_______________________
Attorney-in-fact
For and on behalf of
CHINA SHIPBUILDING TRADING COMPANY, LIMITED

Dated:                      2006



_______________________
Attorney-in-fact
For and on behalf of
SHANGHAI WAIGAOQIAO SHIPBUILDING CO., LTD.

Dated:                      2006

                                   Schedule 2
      Form of notice of assignment of Refund Guarantee and acknowledgement

To:  [o]

                                                                        [o] 2006

Dear Sirs

We refer to the letter of guarantee dated [|X|] 2006 no. [o] (the "Refund Guarantee") issued by you in respect of the refund obligations of China Shipbuilding Trading Company, Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. (together the "Seller') under a shipbuilding contract and an addendum no. 1 thereto, each dated 30 March 2006 between the Seller as sellers and [Equity Enterprises Corp.) [Loki Commercial S.A.] as buyer (the "Original Buyer") and as novated in favour of [Bikini] [Eniwetok] Shipping Company Inc. (the "Buyer") and the Setter by a novation agreement dated 13 September 2006 made between the Buyer, the Original Buyer and the Seller and as may be further amended and supplemented from time to time (together the "Contract"), for the construction, sale and purchase of Hull No. [H1107] [H1108] (the' Ship").

NOW WE HEREBY GIVE YOU NOTICE:

1 that by a deed of assignment dated [o] 2006 (the "Assignment") and made between ourselves and Fortis Bank (the "Bank") of 166 Syngrou Avenue, 176 71 Athens, Greece, we have assigned to the Bank all our beneficial interest and all our benefits, right and title in, to and under the Refund Guarantee and in all moneys payable by you to us under the Refund Guarantee (including but without prejudice to the generality of the foregoing all claims for damages in respect of any breach by you of the Refund Guarantee);

2 that you are hereby irrevocably authorised and instructed to hold the Refund Guarantee to the order and at the disposal of the Bank and to pay to the Bank all sums which you may become due to pay to us under the Refund Guarantee; and

3 that the Assignment includes provisions that we will not, without the previous consent in writing of the Bank (and then only subject to such conditions as the Bank may impose) agree to any variation (except extending the validity) of the Refund Guarantee or release you from any of your obligations thereunder or waive any breach of your obligations thereunder or consent to any such act or omission as would otherwise constitute such breach.

The authority and instructions contained in this letter cannot be revoked or varied without the Bank's consent.

Please acknowledge receipt of this notice and confirm your agreement in relation to the matters stated above and that the Refund Guarantee remains in full force and effect by signing the acknowledgement endorsed on the enclosed duplicate of this notice and returning that duplicate direct to the Bank at the address shown, with a copy to us.

This Notice of Assignment is governed by, and shall be construed in accordance with, English law.

Yours faithfully



_______________________________
Attorney-in-fact
For and on behalf of
[BIKINI] [ENIWETOK] SHIPPING COMPANY INC.

           Acknowledgement of and confirmation to Notice of Assignment of Refund Guarantee

[on duplicate]

To:  Fortis Bank
     166 Syngrou Avenue 176 71 Athens
     Greece

We hereby acknowledge receipt of the notice above and agree to act in accordance with the authority and instructions given to us in that notice.

We confirm that we have received no notice of any other assignment, charge or disposal by the Buyer of the Refund Guarantee.

In particular, we hereby represent and warrant that we have obtained the full approval of the foreign exchange authority, China State Administration of Foreign Exchange ("SAFE"), to issue the Refund Guarantee and we hereby undertake to comply with the relevant PRC foreign security regulations and complete, when necessary, the requisite recordation/approval formalities with the relevant foreign exchange authority, i.e. SAFE, and other relevant authorities to maintain the Refund Guarantee and the assignment of the Refund Guarantee as fully valid, effective and enforceable against us as far as PRC foreign exchange regulations are concerned.

This acknowledgement is governed by, and shall be construed in accordance with, English law.



_____________________






_____________________
For and on behalf of
[o]

Dated:                    2006

EXECUTED as a DEED                              )
by                                              )
for and on behalf of                            )
[BIKINI] [ENIWETOK] SHIPPING COMPANY INC.       )     ________________
 in the presence of:                            )     Attorney-in-Fact



_________________________
Witness
Name:
Address:
Occupation:

EXECUTED as a DEED                              )     ____________________
by                                              )     Authorised signatory
and by                                          )
for and on behalf of                            )     ____________________
FORTIS BANK                                     )     Authorised signatory
in the presence of:                             )



_________________________
Witness
Name:
Address:
Occupation:

SIGNED by Simeon Palios                         )
for and on behalf of                            )     -----------------
BIKINI SHIPPING COMPANY INC.                    )     Attorney-in-Fact



SIGNED by Simeon Palios                         )
for and on behalf of                            )    -----------------
FORTIS BANK                                     )    Attorney-in-Fact




SIGNED by George Arcadis                        )    --------------------
and by Dimitrios Christabopoulos                )    Authorised signatory
for and on behalf of                            )
FORTIS BANK                                     )    --------------------
                                                     Authorised signatory

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated:  December 13, 2006                 By: /s/ Anastassis Margaronis
                                              --------------------------
                                              Anastassis Margaronis
                                              President








SK 23159 0002 730272